
10012666

diversified restaurant holdings

annual report 2009


DRH
diversifiedrestaurantholdingsinc.

diversified restaurant holdings

annual report 2009


BUFFALO WILD WINGS
GRILL & BAR

Buffalo Wild Wings® Locations

Michigan

Clinton Township
Fenton
Ferndale
Flint
Grand Blanc
Novi
Petoskey
Port Huron
Sterling Heights
Troy
Warren

Florida

Brandon
Fish Hawk
North Port
Riverview
Sarasota


LEGENDARY
BAGGER DAVE'S
EST. 2006
BURGERS & FRIES

Bagger Dave's® Locations

Michigan

Ann Arbor
Berkley
Novi





Store Count*


9
11
2
15
2
16
3
18
2006
2007
2008
2009
2010**
Buffalo Wild Wings
Bagger Dave's

*Includes nine BWW locations under management which were acquired on February 1, 2010.

**Includes two BWW locations planned to open later in 2010.

Revenue

($ in millions)


$3.4
$11.6
$19.1
$41.8
2007
2008
2009
2009 Pro Forma*

Operating Margin


-6.7%
-2.5%
5.2%
4.9%
2007
2008
2009
2009 Pro Forma*

*Includes nine BWW restaurants acquired on February 1, 2010.

Dear Shareholders:

As I reflect on our success in 2009, I am energized and excited about the road ahead. In what is now known as one of the most difficult operating and economic environments in generations, we successfully executed on our strategy to further expand our Buffalo Wild Wings® franchise business by opening our newest store in Port Huron, Michigan, in June. Additionally, we focused our efforts throughout 2009 on building stronger operations at our existing Buffalo Wild Wings and Bagger Dave's Legendary Burgers and Fries® locations.

These efforts resulted in nearly 65 percent revenue growth for 2009, and marked our return to profitable growth with significant cash flow generation. We realized greater efficiencies at the restaurant level and with our suppliers by leveraging our operating expertise and our purchasing power. Operating margin for 2009 was over five percent, while we generated cash from operations of $1.7 million.

We demonstrated our capabilities as restaurant operators during 2009, which I believe will be crucial to the successful execution of our two-pronged growth strategy. Both our Buffalo Wild Wings franchise portfolio and the Bagger Dave's Legendary Burgers and Fries concept have tremendous growth potential over the long-run, and our business model provides a strong foundation for that expansion. Already in the first quarter of 2010, we acquired the nine Buffalo Wild Wings locations that we previously managed, six in Michigan and three in Florida, and plan to open two additional restaurants in Michigan through the balance of 2010. We expect to enter 2011 with 18 Buffalo Wild Wings restaurants, leaving ample room for expansion under our agreement with Buffalo Wild Wings International which provides for a total of 38 restaurants in Michigan and Florida by 2017.

Even more encouraging is the acceptance and success of our Bagger Dave's Legendary Burgers and Fries concept. We opened our third location in Michigan in February 2010 and believe the growth of this innovative concept through company-operated as well as franchised locations will fill a niche burger market between the quick-serve and casual dining segments that is relatively untapped. We are currently experimenting with a Bagger Dave's breakfast menu which, if successful, will drive additional traffic through select stores. Our initial plans are to grow throughout the upper Midwest and we have filed Franchise Disclosure Documents in Michigan, Ohio and Indiana, with one pending in Illinois. We plan to establish a ratio of one and one half corporate-operated Bagger Dave's for each franchised location.

Moving forward, we will continue to focus our efforts on providing our customers with quality food, service and a memorable dining experience. I'd like to thank our employees for their tremendous effort and commitment, along with their attention to detail and to each and every customer. They are the key to the successful growth of our business.

Finally, I would be remiss if I did not mention that this letter is part of our first official "glossy" annual report, which incorporates our Annual Report on SEC Form 10-K and 10-K/A and other meaningful information on your company into one easy-to-reference document. We plan to use this report as a key tool in communicating the DRH story.

As a shareholder of Diversified Restaurant Holdings, I hope you are as encouraged as I am about our growth potential. We appreciate your support and look forward to continue delivering on our strategy.

Sincerely,



T. Michael Ansley
Chairman and Chief Executive Officer
April 23, 2010

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 27, 2009

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File No. 333-145316

DIVERSIFIED RESTAURANT HOLDINGS, INC.

(Exact name of small business issuer as specified in its charter)

Nevada	03-0606420
(State of other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
27680 Franklin Rd. Southfield, MI	48034
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code:
(248) 223-9160

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.0001 par value per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [___] No [___]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ]

Non-accelerated filer [ ] Smaller reporting company [X]

(Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

5,806,521 common shares @ $5.25* = $30,484,235.25

*Average of bid and ask closing prices on June 30, 2009.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [ ] No. [ ]

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

18,876,000 common shares issued and outstanding as of March 26, 2010

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement of the Issuer for its June 3, 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report.

TABLE OF CONTENTS

PART I

The Registrant, Diversified Restaurant Holdings, Inc. and its subsidiaries are referred to in this Annual Report on Form 10-K ("Annual Report") as "Diversified", "DRH", "Company", or in the nominative "we" or "us" or the possessive "our. "

Cautionary Statement Regarding Forward Looking Information

Certain statements contained in this Annual Report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the word "anticipate," "believe," "expect," "estimate," "project," and similar expressions are generally intended to identify forward looking statements. Any forward looking statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission, or in DRH's communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating efficiencies, store openings, acquisitions, franchise sales, commodity pricing, labor costs, or developments with respect to litigation or litigation costs are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties, and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- Overall economic and business conditions;
- The success of our marketing and other initiatives to attract customers;
- Customer preferences;
- Competitive factors in the restaurant industry;
- Changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);
- Fluctuations in costs of commodities;
- The internal and external costs of compliance with laws and regulations such as Section 404 of the Sarbanes-Oxley Act of 2002; and
- Litigation against the Company.

ITEM 1. BUSINESS

Introduction

Diversified Restaurant Holdings, Inc. is a leading Buffalo Wild Wings® ("BWW") franchisee that is rapidly expanding through organic growth and acquisitions. It operates 16 Buffalo Wild Wings restaurants: 11 in Michigan and five in Florida. DRH also created its own unique, full-service restaurant concept: Bagger Dave's Legendary Burgers and Fries®, which falls within the fast-casual dining segment and was launched in January 2008. As of February 22, 2010, we owned and operated three Bagger Dave's® restaurants in Southeast Michigan with the most recent store opening on February 21, 2010. We also have Franchise Disclosure Documents filed in Michigan, Indiana and Ohio and one filing pending in Illinois for our Bagger Dave's concept.

Diversified Restaurant Holdings, Inc. was formed as a holding company on September 25, 2006 under the laws of the State of Nevada. We own all the stock in three wholly-owned, Michigan corporate subsidiaries that were formed in March 2007: AMC Group, Inc., AMC Wings, Inc., and AMC Burgers, Inc. AMC Group, Inc. operates as a management company and provides management services for all restaurants owned by AMC Wings, AMC Burgers and affiliates. AMC Wings, Inc. owns all restaurants developed under the Buffalo Wild Wing concept. AMC Burgers, Inc. owns all restaurants developed under the Bagger Dave's concept. AMC Burgers, Inc. also owns Bagger Dave's Franchising Corporation, which will be the franchisor for the Bagger Dave's concept.

We are located at 27680 Franklin Road, Southfield, Michigan, 48034. Our telephone number is (248) 223-9160. We can also be found on the internet at www.diversifiedrestaurantholdings.com and www.baggerdaves.com.

At the end of 2009, we converted to a 52/53 week fiscal year ending the last Sunday in December. Our 2009 fiscal year ended December 27, 2009 and had 361 operating days. Our 2008 and 2007 fiscal years ended December 31 of each year, and had 366 and 365 operating days, respectively.

Recent Acquisition

On February 1, 2010, subsequent to the end of fiscal year 2009, we exercised our option to acquire nine Buffalo Wild Wings® Grill & Bar locations in Michigan and Florida from affiliates of the Company for $3.1 million. Previously, DRH had a service agreement between AMC Group, Inc. and Stallion, LLC, our affiliated restaurants' cooperative management company, to manage and operate the nine affiliated Buffalo Wild Wings restaurants. The Service Agreement called for AMC Group, Inc. to collect from Stallion, LLC a service fee up to 8.00% of the gross revenue of each restaurant under management. We received the right to exercise the purchase option as part of our initial public offering in August 2008. The acquisition of these restaurants was financed through six-year promissory notes that bear interest at 6% per year issued by the Company in favor of the sellers.

The acquired BWW Michigan stores are in Sterling Heights, Fenton, Novi, Clinton Township, Ferndale and Warren, while the Florida stores are in Brandon, Fish Hawk Ranch and Sarasota. The stores range in age from 4 years to 10 years. In 2009, these restaurants generated $24.4 million in revenue, and we received management and advertising fee revenue of $1.7 million. The acquisition of the affiliated Buffalo Wild Wings locations allows us to fully realize the economic benefits associated with these nine BWW stores in 2010 and beyond.

Background

We were founded by T. Michael Ansley, our President and CEO, in late 2004 as an operating center for seven Buffalo Wild Wings locations that Mr. Ansley owned and operated as a franchisee. Mr. Ansley opened our first affiliated BWW in December 1999, and since then has received numerous awards from BWW, including:

- 2000 Operator of the Year
- 2003 Highest Annual Restaurant Sales (Novi, Michigan)
- 2004 Jimmy Disbrow Founder's Award
- 2004 Scott Lowery Franchise Development Award
- 2004 Highest Annual Restaurant Sales (Novi, Michigan)
- 2005 Highest Annual Restaurant Sales (Novi, Michigan)
- 2006 Highest Annual Restaurant Sales (Novi, Michigan)

In September 2007, Mr. Ansley was awarded Franchisee of the Year by the International Franchise Association ("IFA"). The IFA's membership consists of over 10,000 franchisees and 1,300 franchisor companies and its mission is to protect, enhance and promote franchising.

DRH was formed in 2006 to provide the framework and financial flexibility to grow both as a franchisee of BWW and to develop and grow our unique Bagger Dave's Legendary Burgers and Fries® restaurant concept.

We originated the Bagger Dave's® concept with our first store opening in January 2008 in Berkeley, Michigan, followed later that year with our second store in Ann Arbor, Michigan. We just opened our third store in February 2010 which is located in Novi, Michigan.

As of December 27, 2009, we operated 16 Buffalo Wild Wings in Michigan and in Florida.

Buffalo Wild Wings Restaurants	Owned	Managed	Planned	Total
2006		9		**9**
2007	2	9		**11**
2008	6	9		**15**
2009	7	9		**16**
2010	16*	0	2	**18**

*Includes acquisition of nine affiliated stores on February 1, 2010

As of December 27, 2009 we were operating two Bagger Dave's Legendary Burgers and Fries®.

Bagger Dave's Restaurants	Owned	Planned	Total
2008	2		2
2009	2		2
2010	3*		3

*Includes most recent store opened on February 21, 2010

Restaurant Concepts

Buffalo Wild Wings

We are a franchisee for Buffalo Wild Wings, Inc. (NASDAQ: BWLD), which as of December 27, 2009, reported 652 Buffalo Wild Wing Grill & Bar® restaurants in 42 states that were either directly owned or franchised.

The restaurants combine elements of both quick casual and casual dining styles, both of which are part of a growing industry. The restaurants feature boldly-flavored, crave-able menu items in a neighborhood atmosphere with an extensive multi-media system, full bar and open layout that creates a distinctive dining experience for sports fans and families alike. The restaurants are differentiated by the social environment created and the connection created among the restaurant staff, guests and the local community. The inviting and energetic environment of the restaurants is complemented by furnishings that can easily be rearranged to accommodate parties of various sizes. Guests have the option of watching various sporting events on projection screens or up to 40 additional televisions, playing Buzztime Trivia (formerly NTN Trivia) or playing video games. Typically, each of our BWW restaurants have 50 television displays that range in size from 27 inches to 108 inches that are generally tuned to various sporting events, especially sporting events of primary interest in the local community.

Buffalo Wild Wings® restaurants have widespread appeal and have won dozens of "Best Wings" and "Best Sports Bar" awards across the country. The BWW menu is competitively priced between the quick casual and casual dining segments, featuring traditional chicken wings, boneless wings, and other items including chicken tenders, Wild Flatbreads™, popcorn shrimp, specialty hamburgers and sandwiches, wraps, Buffalito® soft tacos, appetizers and salads. The made-to-order menu items are greatly enhanced by the bold flavor profile of BWW's 14 signature sauces, which range in flavor from Sweet BBQ™ to Blazin'®. The restaurants offer approximately 20 domestic and imported beers, wines and liquor. The award-winning food and memorable experience drives guest visits and loyalty. Our typical BWW restaurant derives approximately 75% of its revenues from food and 25% of its revenue from alcohol sales, primarily draft beer.

Bagger Dave's Legendary Burgers & Fries®

Bagger Dave's Legendary Burgers and Fries is our first initiative to diversify our operations by developing our own brand. The concept is focused on providing the best burgers available. Made from a never-frozen, premium beef blend, we believe our guests will be craving our beef and turkey burgers after their first bite. We have created a warm, inviting, and entertaining atmosphere through friendly and memorable guest service, historical community photos that decorate the walls and an electric train that runs above the dining room and bar areas.

Bagger Dave's® offers a full-service restaurant and bar at a fast casual price point for friends and families in a casual, comfortable, smoke-free atmosphere. The menu features freshly made burgers accompanied by more than 30 toppings from which to choose, fresh-cut fries, and hand-dipped milkshakes. Signature items include Sloppy Dave's BBQ™, Train Wreck Burger™, and Bagger Dave's Amazingly Delicious Turkey Black Bean Chili™. The guiding principal of the Bagger Dave's brand is genuine simplicity. The burgers are made from a USDA fresh premium ground beef blend with no trimmings or Michigan fresh ground turkey. The burgers come in the "Regular" (two patties) or "Small" (one patty) versions on fresh buns. Customers can choose from burger "Legends" including the Train Wreck Burger™, the Blues Burger™ and Sloppy Dave's BBQ™ or guests have the freedom to "Create Your Own Legend" which allows you to totally customize your burger choosing from a variety of buns and more than 30 toppings, including custom house-made sauces presenting bold and exciting new flavors. In addition, burger toppings include various cheeses, bacon, egg, guacamole and a variety of complimentary toppings – sautéed mushrooms and onions, barbecue sauce, steak sauce and other standard condiments.

Beyond legendary burgers, Bagger Dave's offers our Amazingly Delicious Turkey Black Bean Chili, a Veggie Black Bean burger, a grilled cheese sandwich, a BLT sandwich, salads and fresh-cut fries. The fries are cut in-house from Idaho potatoes and cooked in canola oil using a seven-step Belgian-style process producing a fry reminiscent of those served at community fairs. We also offer Dave's Sweet Potato Chips™, a Bagger Dave's specialty using fresh cut premium sweet potatoes from North Carolina. Customers can choose from our own signature dipping sauces of honey/cinnamon/sea salt mix (especially good on the sweet potato chips) or honey mustard.

To reinforce the Bagger Dave's name and brand, our burgers, sandwiches and fries/chips are served in natural (brown) bags with our logo stamped prominently thereon and set in a cake tin.

Bagger Dave's also offers hand dipped ice cream and milkshakes with a variety of free mix-ins.

We recently introduced a breakfast menu at the Novi location, which opened in February 2010, so it will have a three-part service day. The breakfast menu includes the freedom to create a legendary breakfast sandwich with the "Build Your Own Breakfast Sandwich" option offered with fresh, high-quality branded English muffins and the many options for toppings and sauces available for the "Create Your Own Legend."

We believe our tagline captures it all: "Bagger Dave's®. Legendary Tastes. Unforgettable Experience." More information on Bagger Dave's® can be found on our website: www.baggerdaves.com.

Growth Strategy

We firmly believe that a happy employee translates into a happy guest. A happy guest drives repeat sales and word-of-mouth marketing - two key factors that are fundamental to same store sales growth strategy. We believe that our core expertise is in the site selection, development, management, quality guest service and operation of fast casual restaurants. We plan to grow by increasing the number of restaurants in each of the two concepts we currently offer and by developing or acquiring additional concepts that can be expanded profitably.

We are an experienced operator of 16 franchised Buffalo Wild Wings® (BWW) restaurants. We currently operate eleven Buffalo Wild Wings Grill & Bar restaurants in Michigan (one in the Northern Lower Peninsula and ten in the greater Detroit Metropolitan areas of Oakland, Macomb and Genesee counties) and five in the Tampa/Sarasota, Florida region. We have a development agreement with the franchisor of Buffalo Wild Wing restaurants to open an additional 22 Buffalo Wild Wing restaurants by 2017. Twelve (12) of those restaurants are planned to be located in Michigan and ten (10) of those restaurants are planned to be located in the Tampa, Florida region. We plan to open two Buffalo Wild Wings restaurants in 2010. We plan to open one store in June of this year in Marquette, Michigan and expect to open the second later in the year in Chesterfield, Michigan. We expect to open additional stores if optimal locations are found and appropriate financing can be secured.

In 2008, we established a new restaurant concept, Bagger Dave's Legendary Burgers and Fries®. We had two restaurants that began operations in 2008 and, on February 21, 2010, we opened our third restaurant in Novi, Michigan. If our Bagger Dave's® concept proves to be successful, as it has with the first two stores, we plan to grow throughout the upper Midwest and, ultimately, nationally. We believe that with the three stores currently operating and the planned opening of a fourth store, we can demonstrate proof of concept and begin franchising the Bagger Dave's concept. We currently have Franchise Disclosure Documents filed in Michigan, Indiana and Ohio and one pending in Illinois. Our plan is to continue to develop and grow this concept as we concurrently expand our Buffalo Wild Wings franchises in Michigan and Florida. We expect to maintain a 1.5 to 1 ratio of corporate-owned Bagger Dave's to franchised operations.

Store Locations and Expansion Plans

Affiliated Buffalo Wild Wings® Restaurants under Management in 2009 (Purchased Effective February 1, 2010)

Opened	Location	Location Characteristics	Approximate Population in Five-mile Radius	Remodeled/ Planned Remodeling or upgrade
December 1999	Sterling Heights, MI	6,542 square feet. Located directly in front of an AMC 30 cinema in a shopping center anchored by Walmart situated along the M-59 corridor.	228,000	July 2005, freshening is scheduled in 2010
April 2001	Fenton, MI	6,105 square feet. Located in growing community off of U.S. Highway 23, just 45 minutes from Metropolitan Detroit.	40,000	July 2006, Gen. 4.1 remodel in 2011
June 2002	Novi, MI* **Ranked number one in sales by Buffalo Wild Wings Inc. in 2003, 2004, 2005, and 2006*	6,815 square feet. Located in an outdoor lifestyle entertainment center facing 1-96, beside a 20 screen Emagine cinema complex in a growing, young-affluent suburb northwest of Detroit in Oakland County.	145,000	Gen. 4.1 remodel in June 2007
December 2003	Clinton Township, MI	6,600 square feet. Stand alone restaurant located directly across the street from a Meijer Super Center in the heart of Macomb County, just north of Detroit.	303,000	Feb. 2009
June 2004	Brandon, FL	6,600 square feet. Stand alone location at the end of the Cross-town Expressway in Brandon, Florida, just east of Tampa.	198,000	June 2009
March 2005	Ferndale, MI** ***Consistently ranks in top 25 national Buffalo Wild Wing system-wide sales*	7,400 square feet. Located on Nine Mile Road, just north of Detroit in rejuvenated downtown Ferndale near the I-75 and I-696 interchange in the heart of Metropolitan Detroit.	459,000	June 2010
September 2005	Riverview (Fish Hawk Ranch), FL	6,400 square feet. Located a mile from a community with about 6,700 new homes. Two potential new developments may add up to 6,400 more homes over the next several years once the economy in Florida recovers.	127,000	2011 freshening
March 2006	Sarasota, FL	6,500 square feet. Located on Clark Road in Sarasota, the main artery out to Siesta Key. The location is the anchor end cap position in a small shopping center that features Moe's, Atlanta Bread and other restaurants.	138,000	Feb. 2009
July 2006	Warren, MI*** ****Since opening ranks in top 25 Buffalo Wild Wing system-wide sales*	6,800 square feet. Located directly across from the General Motors Technology Center which employs over 22,000 people in this northern Detroit suburb.	331,000	2011 freshening

Company-Owned Buffalo Wild Wings® Restaurants Operated in 2009

Opened	Location	Location Characteristics	Approximate Population in Five-mile Radius	Remodeled/ Planned Remodeling or upgrade
August 2007	North Port, FL	6,400 square feet. Located in an end cap position of a shopping center anchored by a Super Walmart and Home Depot at Tamiami Trail (U.S. Route 41) and Sumter Road.	63,000	New
August 2007	Riverview, FL	6,400 square feet. Located in an end cap position of a shopping center anchored by a Sweet Bay (grocery store) and Office Max on Big Bend Road at U.S. 301 just off I-75. Other tenants include Five Guy's Famous Burgers and Fries, Panera Bread, Fifth Third Bank, and Panda Express among several others.	66,000	New
March 2008	Grand Blanc, MI	6,000 square feet. Located in an out building directly in front of a new 14 screen movie theater with an IMAX theater (NCG Trillium Cinema). A Target, JCPenney and many other specialty shops are proposed for this shopping center which is about a mile off of I-75 just south of Flint, MI near Genesys Hospital (employs 3,000).	56,000	New
August 2008	Petoskey, MI	6,200 square feet. Located in an end cap position in a Lowe's-anchored shopping center, near an adjacent Walmart, Home Depot, Cinema and new $160 million Victory Casino.	14,000 Tourism	New
July 2008	Troy, MI	7,500 square feet. Located on Big Beaver Road at John R Road in a densely populated suburb of Detroit. The Troy Sports Complex anchors the center with 4 NHL size hockey rinks for recreational activities and leagues. Also in the center is Starbucks, Einstein Bagels, Olga's Kitchen, Verizon Wireless, Kroger and many more.	258,000	New
December 2008	Flint, MI	6,400 square feet. Located in an end cap position in a strip mall anchored by TJ Maxx and Hobby Lobby and directly across the street from the Genesee Valley Center, a large regional indoor mall with Sears, Macy's and JCPenney.	105,000	New
July 2009	Port Huron, MI	6,500 square feet. Located on M-25, a main thoroughfare just North of Port Huron, MI in an end cap position in a strip mall directly across the street from the Birchwood Mall, a large regional indoor mall with Sears, Macy's, Target and JCPenney as anchors. There is also a 10 screen movie theater at the mall.	49,000	New

BWW Restaurants under Development – Planned Opening in 2010

We plan to open two Buffalo Wild Wing® restaurants in 2010, the first in Marquette, Michigan and the second in Chesterfield Township, Michigan. We plan to fund the startup of these restaurants through our current capital resources and by loans from either existing lending sources or other suitable funding sources. These loans will be recorded as liabilities on our balance sheet and the furniture, equipment and leasehold improvements will be recorded as capital assets on the balance sheet of each separate affiliated legal entity that owns the restaurant. The financial statements of these wholly-owned subsidiaries will be combined with our balance sheet on a consolidated basis for reporting purposes. We are also looking for opportunities to open a third Buffalo Wild Wings location in 2010.

Company-Owned Bagger Dave's® Restaurants in 2009 and Early 2010

Opened	Location	Location Characteristics	Approximate Population in Five-mile Radius
January 2008	Berkley, MI	3,472 square feet. Located on Coolidge Highway near Twelve Mile Rd. in a stand-alone location. One of the densest areas in Metro Detroit, with approximately 16,000 residents within one mile. Nearby is William Beaumont Hospital, which employs close to 12,000 employees.	331,000
August 2008	Ann Arbor, MI	3,800 square feet. Located in shopping center on Eisenhower Blvd. near Ann Arbor-Saline Rd. across from a new Whole Foods and an REI. One mile from University of Michigan stadium and ½ mile from large, popular shopping mall. High performing Panera Bread anchors the center.	150,000
February 2010	Novi, MI	4,200 square feet. Located on an end cap position with patio space in the Novi Town Center shopping complex at the corner of Grand River Ave. and Novi Road. This is a high traffic center that includes Potbelly, Biggby Coffee, AT&T Cellular, Pei Wei and Bonefish restaurant. This restaurant also offers a newly designed breakfast service option.	150,000

Bagger Dave's® Restaurants – Future Development

Management continuously searches for premium locations suitable to new restaurant development and may open a fourth Bagger Dave's in 2010 if the appropriate location and funding can be secured.

Site Selection

We conduct extensive analysis to determine the location of each new restaurant. Proximity to businesses (office buildings, movie theaters, manufacturing plants, hospitals, etc) and leveraging high-traffic venues are a key success criteria for our business.

We prefer a strong end-cap position in a well-anchored shopping center or life style entertainment center. Movie theaters are also a major traffic driver for the Buffalo Wild Wings Grill & Bar® concept. Three of our locations are directly beside or in front of movie theaters. However, we do not rule out freestanding locations if the opportunity meets certain economic criteria. We operate two stand-alone building locations at this time.

With our Bagger Dave's Legendary Burgers & Fries®, we have applied similar criteria with a focus on lunch and breakfast traffic opportunities. Designed to be a smaller, family-oriented restaurant with an English pub type atmosphere the signature food item is the "Create Your Own Legend" burger and breakfast sandwich that can be built with a wide array of toppings and our own signature sauces.

Restaurant Operations

We believe that high quality restaurant management, valuing our employees, and providing fast, friendly service to our guests will be the keys to our continued success.

Management and Staffing. When a restaurant is opened, we imbed our core values: cleanliness, service and organization. Extraordinary efforts are devoted to ensuring that all stores exemplify these ideals, making it a part of our corporate culture. Our restaurants are generally staffed with one manager and between two and four assistant managers. The manager has responsibility for day-to-day operations and is responsible for maintaining the standards of quality and performance we have established. We have regional managers to supervise the operation of our restaurants including the continuing development of each restaurant's management team. Through regular visits to the restaurants, the regional managers ensure adherence to all aspects of our concept, strategy and standards of quality. We also have Secret Shoppers that regularly visit our restaurants and provide customer satisfaction scores which each restaurant is graded on monthly.

Training and Development. Successful restaurant operations, customer satisfaction, quality and cleanliness begin with the employee – a key component of our strategy. Consequently, we pride ourselves on well organized training and very competitive incentive programs, many of which we believe are unparalleled in the restaurant industry.

Aside from very competitive base salaries and benefits, management in incentivized with a strong performance-based bonus program. We also provide group health insurance and tuition reimbursement programs.

We emphasize growth from within the organization as much as possible, giving our employees the opportunity to develop and advance. This philosophy helps build a strong loyal management team with, we believe, better employee retention than our competitors. However, when necessary, we will hire from the outside, but we will only hire candidates that meet or exceed our stringent criteria.

Restaurants. We typically operate BWW restaurants of around 6,000 square feet in size based on our assessment of the population and opportunity in the area. We have a continuous capital improvement plan for our restaurants and plan major renovations every 5 years. Nine of our 16 Buffalo Wild Wing® restaurants are current with Generation 4.1 design criteria, three will be freshened-up in 2010 and one is scheduled for a Buffalo Wild Wings® Generation 4.1 upgrade in 2011. The improvements will include high definition flat screen televisions and projectors. We also attempt to increase seating capacity whenever possible.

Bagger Dave's® will have a typical footprint of approximately 3,500 to 4,500 square feet plus an outside seating area where feasible. We plan to establish this concept in the Detroit Metropolitan market and then expand it throughout the Midwest, with an ultimate goal of possibly franchising the concept nationally. We have added breakfast at our newest store that opened in February 2010 and plan to offer a breakfast menu at our other locations as well. We can add breakfast with limited impact on hourly labor costs and only 12-15 additional food items. With the exception of coffee equipment, no additional kitchen equipment investment is required.

Metrics. We use several metrics to evaluate and improve each restaurant's performance that include: sales growth, ticket times, table turns, guest satisfaction, secret shopper scores, Guest Experience Management (GEM) scores obtained through guest feedback via the internet, hourly labor cost, and cost of sales (COS).

Purchasing and Quality

Our purchasing operations for the BWW restaurants are primarily through channels established by Buffalo Wild Wings corporate operations. We do, however, negotiate directly with most of these channels as to price and delivery terms. Where we purchase directly, we seek to obtain the highest quality ingredients, products and supplies from reliable sources at competitive prices. For Bagger Dave's, we have been able to leverage our BWW purchasing power and develop supply sources at a more reasonable cost than would be expected for a smaller restaurant concept.

To maximize our purchasing efficiencies, our centralized purchasing staff typically negotiates fixed-price contracts (usually for a one-year period) or, where appropriate, commodity-price based contracts.

Marketing and Advertising

In 2009, we spent an approximately 2% of all restaurant sales on marketing efforts. Charitable donations in our communities and developing local public relations are a major component of our marketing efforts. We support programs that build traffic at the grass roots level. During 2009, we participated in numerous local store marketing events for both Buffalo Wild Wings and Bagger Dave's throughout the communities that we service.

Buffalo Wild Wings®. We pay a marketing fee to Buffalo Wild Wings equal to 3% of revenue. Also the restaurants that are located in the metropolitan Detroit, Michigan market contribute approximately 0.5% of revenue to the regional cooperative of franchisees, which is included in our 2% annual marketing budget. We have established the BWW restaurants we manage in the Michigan and Florida markets through coordinated local store marketing efforts and operating strengths that focus on the guest experience. We constantly strive to improve our operational efficiency with comprehensive training designed to enhance the service level to our guests, in order to increase location sales and the corresponding service fee revenue. Our BWW locations have also benefited from increasing brand awareness of Buffalo Wild Wings, which is supported by national advertising on ESPN and CBS during key sports seasons, such as football and the March Madness NCAA basketball tournaments.

Our Buffalo Wild Wings stores participated in more than 30 local events in 2009 including the Oak Apple Run (Royal Oak, Michigan), the Woodward Dream Cruise (Ferndale, Michigan), the Boys and Girls Club Walk (Royal Oak, Michigan), the Children's Leukemia Walk (in Milford and Petoskey, Michigan), Sterling Fest (in Sterling Heights, Michigan), SudsFest (in Tampa, Florida), the Taste of Brandon (Brandon, Florida) and the Sarasota Pumpkin Festival (Sarasota, Florida). In addition, we sponsored more than 50 sports teams and held more than 80 fundraising nights, raising more than $8,000 for local non-profit organizations.

Bagger Dave's®. The advertising and marketing plan for developing the Bagger Dave's® brand relies on local media, specials, promotions and community events. We are also building our marketing reach with our current guests through such efforts as an email and social media platforms. We strongly believe that a large part of Bagger Dave's® growth has been accomplished through word-of-mouth.

Bagger Dave's participated in more than 10 events in the communities we service including the Oak Apple Run (Royal Oak, Michigan), the Woodward Dream Cruise (Ferndale, Michigan), the Boys and Girls Club Walk (Royal Oak, Michigan), the Children's Leukemia Walk (in Milford, Michigan). Bagger Dave's also sponsored local sports teams and held various fundraising nights at their locations.

Information Technology

We believe that technology can help to provide a competitive advantage and enable our strategy for growth through efficient restaurant operations, information analysis and ease and speed of guest service. We have an integrated information system that manages the flow of information from each restaurant to the corporate offices. The systems are designed for improving operating efficiencies, enable rapid analysis of marketing and financial information, and reduce administrative time. We are equipping our Bagger Dave's restaurants with the ability for guests to order on line and pick up their order at their convenience.

Competition

Competition in the restaurant industry is intense. Because the nature of our restaurant concepts are "fast casual," we compete with both national casual dining chains, such as Applebee's, T.G.I. Friday's and Chili's, as well as national fast food chains, such as McDonald's, Burger King and Arby's, and local chains and independently-operated restaurants. Competition in the casual dining and fast food segments of the restaurant industry is expected to remain intense with respect to price, service, location, concept and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel and hourly restaurant staff. Many of our competitors have been in existence longer than we have and they may be better established in markets where we are currently or may be located in the future. Further, many of these competitors have greater financial and other resources and more established market presence. Accordingly, we must plan to continually evolve our restaurants, maintain high quality standards and treat our guests in a manner that encourages them to return. We have an advantage with the Buffalo Wild Wings restaurants because as they grow their brand and expand nationally, it helps our marketing efforts. With the Bagger Dave's concept, we focus on the underdeveloped, mid-range price point sector of the restaurant industry, bracketed on the low end by Wendy's and at the upper end by Red Robin. Our pricing communicates value to the guest in a comfortable, welcoming atmosphere providing full-service, unlike many competitors in the fast-casual segment.

Employees

As of December 27, 2009, we had 413 employees consisting of 395 employees at our restaurants and 18 employees at our corporate offices. None of our employees are covered by a collective bargaining agreement. We strive to promote from within and provide highly competitive wages and benefits. We value our employees and their input and believe this philosophy contributes to a low turnover ratio, even at the hourly wage level, relative to industry standards.

Trademarks, Service Marks and Trade Secrets

Our domestically-registered trademarks and service marks include, among others, Bagger Dave's Legendary Burgers & Fries®, Sloppy Dave's BBQ®, Train Wreck Burger®, Bagger Dave's Amazingly Delicious Turkey Black Bean Chili™, and Dave's Sweet Potato Chips™. We place considerable value on our trademarks, service marks and trade secrets and believe they are important to our brand-building efforts and the marketing of our Bagger Dave's® restaurant concept. We intend to actively enforce and defend our intellectual property, however, we cannot predict whether the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon or similar to our concepts. Although we believe we have sufficient protections concerning our trademarks and service marks, we may face claims of infringement that could interfere with our efforts to market our brands.

The *Buffalo Wild Wings®* registered service mark is owned by Buffalo Wild Wings, Inc.

Available Information

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and, therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet website (www.sec.gov) that contains reports, proxy statements and other information for registrants that file electronically. Additionally, such reports may be read and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549.

We maintain a corporate Internet website at www.diversifiedrestaurantholdings.com. On our website, we make available, free of charge, certain key documents that we have filed with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Proxy Materials related to our Annual Meeting of Shareholders. Our website also features a hyperlink to a portion of the SEC's website where all of the reports we have filed with or furnished to the SEC may be accessed free of charge. None of the other information found on our website is incorporated into this Annual Report or any other report we file with, or furnish to, the SEC.

ITEM 1A. RISK FACTORS

The following risk factors could affect our business, financial condition and/or results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report because they could cause the actual results and conditions to differ materially from those projected in our forward-looking statements. Before you buy our common stock, you should know that investing in our common stock involves risks, including the risks described below. The risks that are highlighted below are not the only ones we face. If the adverse effects referred to in any of these risks actually occur, our business, financial condition or operations could be adversely affected. In that case, the trading price of our common stock could decline, and our stockholders may lose all or part of their investment.

We May Not Be Able To Manage Our Growth

Our Company's expansion strategy will depend upon our ability to open and operate additional restaurants profitably. The opening of new restaurants will depend on a number of factors, many of which are beyond our control. These factors include, among others, the availability of management, restaurant staff and other personnel, the cost and availability of suitable restaurant locations, cost effective and timely planning, design and build-out of restaurants, acceptable leasing or financial terms, acceptable financing and securing required governmental permits. Although we have formulated our business plans and expansion strategies based on certain assumptions, we anticipate that, as with most business ventures, we will be subject to changing conditions. Our assessments regarding timing and the opening of new restaurants as well as a variety of other factors may not prove to be correct, and/or such new restaurants may not be operated profitably.

Uncertainty of Market Acceptance

In the course of expansion of our concepts, we will enter new markets in which we may have limited operating experience. There can be no assurance that we will be able to achieve success in our new markets or in our new stores. New restaurants typically require several months of operation before achieving normal profitability. When we enter highly competitive new markets or territories in which we have not yet established a market presence, the adverse effects on revenue and profit margins may be greater and more prolonged than anticipated.

Competition

The food service industry is intensely competitive. Because of the nature of our concept as "fast casual," we will compete with national casual dining chains, such as Applebee's, T.G.I. Friday's and Chili's, national fast food chains, such as McDonald's, Burger King and Arby's, as well as local chains and independently-operated restaurants. Competition in the casual dining and fast food segments of the restaurant industry is expected to remain intense with respect to price, service, location, concept and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel and hourly restaurant staff. Some of our competitors have been in existence longer than we have and they may be better established in markets where we are currently or may be located in the future. Further, many of these competitors have greater financial and other resources and a more established market presence than we have.

Government Regulations

The restaurant industry is subject to numerous federal, state and local governmental regulations, including those relating to the preparation and sale of food and alcoholic beverages, sanitation, public health, fire codes, zoning and building requirements. Termination of the liquor license for any restaurant would adversely affect the revenues of that restaurant and the failure to obtain such licenses would adversely affect our expansion plans. We are also subject to laws governing our relationships with employees, including benefit, wage and hour laws, and laws and regulations relating to workers' compensation insurance rates, unemployment and other taxes, working and safety conditions and citizenship or immigration status. If legislation is enacted to remove the tip credit (the difference between minimum wage and tipped employee minimum wage), our cost of labor would increase dramatically and adversely affect our profits. In certain states we may be subject to "dram-shop" statutes, which generally provide that a person injured by an intoxicated person has the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. While we carry liquor liability coverage, a judgment against us under a dram shop statute in excess of our insurance coverage, or any inability to continue to obtain such insurance coverage at reasonable costs, could have a material adverse effect on us. Failure to comply with any of these regulations or increases in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect us.

Unionization of the Hourly Work Force

The possible enactment of the Employee Free Choice Act (EFCA) could have a material impact on our business. This proposed "card check" legislation would eliminate our Team Members' fundamental right to a private ballot election in deciding whether or not to join a union. If the law resulted in the unionization of our workforce, it would increase our costs significantly and reduce our ability to generate a profit.

Certain Factors Affecting the Restaurant Industry

The restaurant industry is affected by national, regional and local economic conditions, changing consumer tastes and spending priorities, health concerns and trends, demographic trends, traffic patterns and the type, number and location of competing restaurants. Multi-unit chains such as ours can also be adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Dependence on fresh produce and meats also subjects us to the risk that shortages or interruptions in supply, particularly of chicken wings and ground beef, caused by unfavorable weather or other conditions, could adversely affect the availability, quality or cost of food supplies. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of qualified management and hourly employees may also adversely affect the restaurant industry in general and our restaurants in particular. We may be the subject of litigation based on discrimination, personal injury and other claims. None of the foregoing factors can be predicted with any degree of certainty and any one or more of these factors could have a material adverse effect on our financial condition and results of operations. Our continued success will depend in part on our ability to identify and respond appropriately to changing conditions.

Need For Additional Financing

We currently plan to open between two (2) and four (4) new restaurants in 2010. The Company anticipates that cash from operations, equipment leasing, lender based financing and landlord construction contributions (when available) will be sufficient to fund our expansion plans for 2010. These estimates may prove to be inaccurate. Availability of credit may be limited due to the unstable U.S. economy and tighter restrictions placed on traditional lending sources. To continue our expansion at the same or a higher level, we anticipate that additional funding will be necessary. We may not be able to obtain such additional financing or we may not be able to obtain it on favorable terms.

Dependence on Key Personnel

Our ability to develop and market our products and to maintain a competitive position depends, in large part, on our ability to attract and retain qualified personnel. There can be no assurance that we will be able to attract and retain such personnel. In particular, we are presently dependent upon the services of T. Michael Ansley, David G. Burke and Jason T. Curtis. We do not have employment agreements with any of our employees. Our inability to retain the full-time services of any of these people or attract other qualified individuals could have an adverse effect on us, and there would likely be a difficult transition period in finding replacements for any of them.

Trademarks, Service Marks and Trade Secrets

We place considerable value on our trademarks, service marks and trade secrets. We intend to actively enforce and defend our intellectual property. We may not be successful in enforcing our intellectual property rights. Our intellectual property may not have the value we believe it holds and may be determined to violate or infringe the property rights of others if our rights are challenged. Any of the foregoing adverse results could materially and negatively impact our financial condition and operations.

Adverse Effect of Undesignated Stock and Anti-Takeover Provisions

Our authorized capital includes 10,000,000 shares of "blank check" preferred stock. Accordingly, our Board of Directors has the authority to issue any or all of the shares of preferred stock, including the authority to establish one or more series, and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval. Further, as a Nevada corporation, the Company is subject to provisions of the Nevada Business Corporations Act ("NBCA") regarding "control share acquisitions" and "business combinations." In the future, we may consider adopting anti-takeover measures. The authority of the Board to issue undesignated stock and the anti-takeover provisions of the NBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in our control which is not approved by management and the Board of Directors. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of Common Stock may also be affected. See "Description of Securities."

No Assurance of Profitability

We may experience operating losses as we develop and implement our business plan. As a result, we may not be able to achieve or maintain profitability.

Possible Issuance of Additional Shares without Stockholder Approval Could Dilute Stockholders

As of the date of this Annual Report, we have an aggregate of 18,876,000 shares of common stock outstanding. In addition, our directors have a total of 144,000 options to purchase shares of common stock at $2.50 per share. Of these options, 94,000 are fully vested as of the date of this Annual Report and 50,000 will vest on July 30, 2010. Although there are currently no other material plans, agreements, commitments or undertakings with respect to the issuance of additional shares of common stock or securities convertible into any such shares, if any shares are issued in the future, they would further dilute the percentage ownership of our common stock held by our stockholders.

Penny Stock Regulations Could Inhibit the Trading Of Our Stock in the Secondary Market

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is furnished by the exchange or system). Prior to a transaction in a penny stock, a broker-dealer is required to:

- deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market;
- provide the customer with current bid and offer quotations for the penny stock;
- explain the compensation of the broker-dealer and its salesperson in the transaction;
- provide monthly account statements showing the market value of each penny stock held in the customer's account; and
- make a special written acknowledgment that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our share price drops below $5.00, our shares could be subject to the penny stock rules. As such, investors might find it more difficult to sell their shares.

Legal Actions Could Have an Adverse Affect on Us

We could face legal action from a franchisor, government agency, employee or customer. Many state and federal laws govern our industry and if we fail to comply with these laws we could be liable for damages or penalties. Further, we may face litigation from customers alleging that we were responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We may also face litigation resulting from employer-employee relations, including age discrimination, sexual harassment, gender discrimination or local, state and federal labor law violations as an example. Expensive litigation may adversely affect both our revenue and profits.

An Increase in the Cost of Our Food Products Could Adversely Affect Our Operating Results

Our primary food products are fresh chicken wings and ground beef. Any material increase in the cost of fresh chicken wings or ground beef could adversely affect operating results. Our cost of sales could be significantly affected by increases in the cost of fresh chicken wings and ground beef, which can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability, and greater international demand for domestic chicken and beef products. We also depend on our franchisor, as it relates to chicken wings, to negotiate prices and deliver product to us at a reasonable cost. Chicken wing prices averaged $1.69 per pound in 2009, $0.44 per pound higher than the average of $1.25 in 2008. Our franchisor's chicken wing purchase contract expired after the March 2008 quarter and we are currently buying product at the spot rate. Wing costs averaged $2.02 per pound in January and February, 2010. This increase will negatively impact our profits in the first quarter of 2010.

Failure to Gain Acceptance in Florida Could Have a Negative Impact on Our Operations

The Buffalo Wild Wings concept may not gain acceptance in the Florida market. If we fail to gain acceptance in the Florida market, this could impede our financial performance.

The Bagger Dave's Concept May Not Be Accepted

The Bagger Dave's concept developed by us may not be accepted. If the public does not accept the Bagger Dave's concept, this would have a severe negative impact on our financial performance.

If We Are Unable To Open New Restaurants in a Timely Manner, We May Suffer Negative Consequences

If we are unable to successfully open new restaurants in a timely manner, our revenue growth rate and profits may be adversely affected. We must open restaurants in a timely and profitable manner to successfully expand our business. In the past we have experienced delays in restaurant openings and we may face similar delays in the future. These delays may trigger financial penalties by the franchisor as provided in Area Development Agreements. These delays may not meet market expectations, which may negatively affect our stock price. Further, future restaurants may not meet operating results similar to those of existing locations. Our ability to expand successfully will depend on the following factors:

- Locating and securing quality locations in new and existing markets;
- Negotiating acceptable leases or purchase agreements;
- Securing acceptable financing for new locations;
- Cost effective designs by us and franchisors;
- Timely planning and build-out of restaurants;
- Obtaining and maintaining required local, state and federal government approvals and permits related to construction of the restaurants and the sale of food and alcoholic beverages;
- Creating brand awareness in new markets; and
- General economic conditions.

The Opening of Other Restaurants Close To Our Existing Restaurants May Reduce Our Operating Performance

New restaurants added to our existing markets, whether by us, other franchisees or the franchisor may take sales away from our restaurants. We intend to open restaurants in our existing markets and this may impact revenues earned by our existing restaurants. Also, the franchisor or other franchisees could open restaurants in neighboring territories that may affect the sales of our existing restaurants as well. These activities may reduce overall operational performance.

Actions by the Franchisor Could Negatively Affect Our Business and Operating Results

Our BWW restaurant business depends in part on decisions made by our franchisor. For example, these decisions affect marketing and product costs. Business decisions made by our franchisor could adversely impact our operating performance.

Compliance with the Sarbanes-Oxley Act May Be Costly

As we move forward, we may have to continue to implement accounting procedures to comply with the Sarbanes-Oxley Act of 2002. These procedures may require us to incur substantial audit and internal control related expenses in the future.

If We Fail To Attract and Retain Qualified Employees, We Will Be Unable To Operate Effectively

The success of our restaurants depends on our ability to attract, motivate and retain a sufficient number of qualified restaurant employees, including managers, kitchen staff and wait staff. We may not be able to attract and retain qualified personnel to operate and manage our restaurants. Our inability to recruit and retain these individuals may delay the planned openings of new restaurants and increase turnover at existing restaurants. This could impact our expansion strategy and lead to higher labor costs, which would negatively impact our operating results. Further, the loss of any or our key executive officers would likely adversely impact our performance.

Changes in Consumer Preferences or Discretionary Consumer Spending Could Negatively Impact Our Business

The success of our business depends, in part, upon the popularity of both Buffalo, New York-style chicken wings and hamburgers. We also depend on trends of consumers eating away from home more often. Shifts away from these current trends could impact our sales negatively. These shifts may include consumer dietary changes as they avoid foods with high cholesterol, fat or carbohydrate content, which are offered on our menus. Negative publicity related to these issues could also impact our financial performance. Smoking bans by state or local governments could adversely affect our performance as well. Michigan has enacted a smoking ban which goes into effect May 1, 2010. Economic conditions could affect consumer discretionary spending, which could impact the amount of money they have to spend in our restaurants, again negatively impacting our revenue and profits.

We Are Susceptible To Adverse Trends and Economic Conditions in Michigan and Florida

The Michigan economy is tied to a large degree to the automotive industry. This area is susceptible to strikes, industry lay-offs and general economic contraction, which could negatively affect customer counts and consumer discretionary spending, and which in turn would adversely impact our revenue and profits. The Florida economy is heavily tied to the real estate market. Any continued decline in the residential real estate market may have a negative impact on our individual customer base, whether through loss of value or lack of new construction jobs, and may result in decreased sales at our Florida locations.

We Could Be Adversely Impacted By Weather in Florida

Our locations in Florida are and will be located in the Tampa, Sarasota and Bradenton markets along the Gulf of Mexico. This area is prone to tropical storm and hurricane conditions and the impact from such storms could cause substantial damage to one or more restaurants and this could negatively impact our financial performance. Further, future property insurance deductibles and premiums could negatively impact our profits.

Our Ability to Raise Capital In The Future May Be Limited, Which Could Adversely Impact Our Business

Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events, including those described in this section, may cause us to seek additional debt or equity financing. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth and other plans as well as our financial condition and results of operations. Additional equity financing, if available may be dilutive to the holders of our common stock and may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate and expand.

Our Current Insurance May Not Provide Adequate Levels of Coverage against Claims

We currently maintain insurance that is customary and required in our franchise agreements and leases. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure against, such as losses due to natural disasters or terrorism. Such damages from loses may cause direct economic impact to us and our restaurants.

Improper Food Handling May Adversely Affect Our Business

There are health risks associated with eating improperly handled or prepared food items. Negative publicity resulting from improper handling of food items may adversely affect our sales and impact our revenue and profits negatively. Although we carry insurance for these types of events, the coverage may not be sufficient and we may sustain losses.

Risks of Continuing Losses and Financial Covenant Violations

There can be no assurances that in the future the Company will be in compliance with all covenants of its current or future debt agreements or that its lenders would waive any violations of such covenants. Non-compliance with debt covenants by the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 2. PROPERTIES

We do not own any real property for use in our operations or otherwise. We do rent space from third parties on the terms described more specifically below:

Location	Landlord	Monthly Rent	Lease Ends	Options
Company Headquarters 21751 W. Eleven Mile Rd Ste 208 Southfield, MI 48076	David M. Tisdale & Company	$3,835	4/30/2010	none
AMC North Port, Inc. 4301 Aiden Lane North Port, FL 34286	North Port Gateway, LLC	$6,129	8/5/2017	Two 5 year Options
AMC Riverview, Inc. 10605 Big Bend Road Riverview, FL 33569	Shoppes of Southbay, LLC	$9,600	8/27/2017	Two 5 year Options
Berkley Burgers, Inc. 2972 Coolidge Ave. Berkley, MI 48072	TM Apple, LLC (affiliate)	$6,306	1/13/2023	Three 5 year Options
AMC Grand Blanc, Inc. 8251 Trillium Circle #102 Grand Blanc, MI 48439	Trillium Circle, LLC	$10,282	3/16/2018	Two 5 year Options
AMC Troy, Inc. 1873 East Big Beaver Rd. Troy, MI 48083	Troy Sports Center, LLC	$13,750	9/1/2018	Two 5 year Options
AMC Petoskey, Inc. 2180 Anderson Rd. #150 Petoskey, MI 49770	Terra Management Company	$9,042	8/9/2018	Two 5 year Options
Ann Arbor Burgers, Inc. 859 W. Eisenhower Parkway Ann Arbor, MI 48103	8600 Associates Limited Partnership	$6,899	6/28/2018	Two 5 year Options
AMC Flint, Inc. 3192 S. Linden Road Flint, MI 48507	Ramco Gershenson Properties Trust	$4,800	$4,800	Three 5 year Options
AMC Port Huron, Inc. 4355 24th Avenue, Suite 1 Port Huron, MI 48059	Port Builders, Inc. et al	$6,500	6/1/2019	Three 5 year Options

Berkley Burgers, Inc. is the only subsidiary renting from an affiliate. (See Certain Relationships and Related Transactions and Director Independence)

The Company currently has no policy with respect to investments or interests in real estate mortgages, securities or interests in persons primarily engaged in real estate activities.

ITEM 3. LEGAL PROCEEDINGS

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims arising from personal injuries, contract claims, dram shop claims, employment related claims and claims from guests or employees alleging injury, illness or other food quality, health or operational concerns. To date, none of these types of litigation, most of which are typically covered by insurance, has had a material effect on us. We have insured and continue to insure against most of these types of claims. A judgment on any claim not covered by or in excess of our insurance coverage could adversely affect our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. The Company's common stock is traded on the OTC Bulletin Board under the symbol DFRH; however, trading in our stock is very limited, and there are no assurances that this trading market will expand or even continue. Our stock was granted a trading symbol on October 6, 2008 and during the quarter ending December 27, 2009, the range of bid prices was $4.00 to $5.40. These bid prices reflect inter-dealer prices, without retail mark ups or mark downs or commissions and may not represent actual transactions. The Company's transfer agent is Fidelity Transfer Company, 8915 S. 700 E, Suite 102, Sandy, Utah 84070.

Holders. As of March 26, 2010, there were approximately 123 record holders of 18,876,000 shares of the Company's common stock.

Dividend Policy. We have not declared or paid any cash dividends on our common stock and we do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of our Board of Directors and will depend on our earnings, if any, our capital requirements and financial condition and such other factors as our Board of Directors may consider.

Securities Authorized for Issuance Under Equity Compensation. We have not authorized the issuance of any of our securities in connection with any form of equity compensation plan.

Recent Sales of Unregistered Securities. During the fourth quarter of 2009, the twelve warrant holders listed below exercised warrants to purchase the Company's common stock. The warrants were originally granted in connection with a private placement made by the Company in November 2006 prior to registration. These sales were similarly made pursuant to a private placement exemption from registration. Each of the warrants was exercised at the exercise price of $1.00 per share of our common stock for the consideration and on the date listed on following page:

Investor	Date of Purchase	Shares of Common Stock Acquired	Consideration Paid
Eric Samuelson	November 30, 2009	150,000	Surrender and forgiveness of $150,000 note granted to Mr. Samuelson by the Company in exchange for loan from Mr. Samuleson to the Company of $142,500
David Ligotti	November 30, 2009	100,000	Surrender and forgiveness of $100,000 note granted to Mr. Ligotti by the Company in exchange for loan from Mr. Ligotti to the Company of $95,000
Gregory Stevens	November 30, 2009	100,000	Surrender and forgiveness of $100,000 note granted to Mr. Stevens by the Company in exchange for loan from Mr. Stevens to the Company of $95,000
John Bowling	December 30, 2009	100,000	$100,000 cash
John R. Burke	November 27, 2009 and December 30, 2009 (50,000 ea)	100,000	$100,000 cash
Bruce Stewart	November 24, 2009	50,000	$50,000 cash
Norma Stewart	November 24, 2009	50,000	$50,000 cash
Edie Dopking	December 8, 2009	50,000	$50,000 cash
Kenneth Bush	December 30, 2009	25,000	$25,000 cash
John Eric Bush	December 30, 2009	25,000	$25,000 cash
Steve Waddle	December 30, 2009	25,000	$25,000 cash
Larry Timmons	December 30, 2009	25,000	$25,000 cash

On July 30, 2007, each member of the Board of Directors was granted 30,000 stock options that vest ratably over three years and expire after six years. The option price is $2.50 per share. As of March 26, 2010, Directors with 20,000 vested and unexercised options include T. Michael Ansley, Gregory Stevens, David G. Burke and David Ligotti. Director Jay Alan Dusenberry exercised his option to purchase 6,000 shares of our common stock at $2.50 per share on October 12, 2009 pursuant to a private placement exemption. Mr. Dusenberry has 14,000 vested and unexercised options as of March 26, 2010.

ITEM 6. SELECTED FINANCIAL DATA

Not Applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management's Discussion and Analysis of Financial Condition and Results of Operation included at pages F-1 through F-9 of this Annual Report is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Reports of Independent Registered Accounting Firm included at pages F-10 through F-32 of this Annual Report are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Audit Committee of the Board of Directors of Diversified Restaurant Holdings, Inc. annually considers and recommends to the Board the selection of independent public accountants. On April 21, 2009 after an evaluation process as recommended by DRH's Audit Committee, the Board of Directors appointed Silberstein Ungar, PLLC ("SU", formerly known as Maddox Ungar Silberstein, PLLC) as DRH's independent auditors for the 2009 fiscal year, replacing Rehmann Robson, PC ("Rehmann").

This action effectively dismissed Rehmann as the Company's independent auditor for the fiscal year that commenced on January 1, 2009. The report of Rehmann on the Company's consolidated financial statements for the year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

For the year December 31, 2008, there were no disagreements with Rehmann on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to Rehmann's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports

For the years ended December 31, 2008 and prior, neither the Company nor anyone on the Company's behalf consulted SU with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's Consolidated Financial Statements, or any other matters or reportable events as defined in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A(T). CONTROLS AND PROCEDURES

As of December 27, 2009, an evaluation was performed under the supervision of and with the participation of our management, including our principal executive and principal financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Principal executive and principal financial officers, concluded that our disclosure controls and procedures were effective as of December 27, 2009.

There have been no significant changes in our internal controls over financial reporting during the quarter ended December 27, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 27, 2009. This evaluation was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 27, 2009. Refer to page F-12 for management's report.

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 27, 2009 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

On April 23, 2010, we filed an amendment to this Form 10-K on Form 10-K/A to amend the disclosures in Part III. Our original Part III disclosures have been removed and our revised Part III disclosures are contained in the Form 10-K/A that immediately follows this Form 10-K. The Form 10-K/A is an integral part of this Annual Report. You should read the Form 10-K and the Form 10-K/A in conjunction.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements. The following financial statements and report of independent registered public accounting firms of Diversified Restaurant Holdings and its subsidiaries are filed as part of this report:

- Report of Independent Registered Public Accounting Firm dated March 25, 2010 – Silberstein Ungar, PLLC
- Report of Independent Registered Public Accounting Firm dated March 30, 2009 –Rehmann Robson, P.C.
- Consolidated Balance Sheets --- December 27, 2009 and December 31, 2008
- Consolidated Statements of Operations
- Consolidated Statement of Stockholders' Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements

The consolidated financial statements, the notes to the consolidated financial statements, and the reports of independent registered public accounting firm listed above are incorporated by reference in Item 8 of this report.

(2) Financial Statement Schedules

Not applicable

(b) Exhibits:

Index to Exhibits

EXHIBIT NO.	EXHIBIT DESCRIPTION
3.1	Certificate of Incorporation is incorporated by reference to our registration statement on Form SB-2 (SEC File Number 333-145316), as filed with the Securities and Exchange Commission on August 10, 2007.
3.2	Amended and Restated Certificate of Incorporation is incorporated by reference to our registration statement on Form SB-2 (SEC File Number 333-145316), as filed with the Securities and Exchange Commission on August 10, 2007.
3.3	By-laws are incorporated by reference to our registration statement on Form SB-2 (SEC File Number 333-145316), as filed with the Securities and Exchange Commission on August 10, 2007.
4.0	Stock Certificate is incorporated by reference to our registration statement on Form SB-2 (SEC File Number 333-145316), as filed with the Securities and Exchange Commission on August 10, 2007.
10.1	Buffalo Wild Wings Retail Center Lease dated December 7, 2009 between our subsidiary, AMC Marquette, Inc., and Centrup Hospitality, LLC is incorporated by reference to exhibit 10 of our Form 8-K filed December 11, 2009.
10.2	Buffalo Wild Wings Retail Center Lease dated December 2, 2009 between our subsidiary, AMC Chesterfield, Inc., and Chesterfield Development Company, LLC is incorporated by reference to exhibit 10 for our Form 8-K filed December 7, 2009.
10.3	Buffalo Wild Wings Franchise Agreement dated October 20, 2009 between our subsidiary, AMC Marquette, Inc., and Buffalo Wild Wings International, Inc. is incorporated by reference to exhibit 10.1 of our Form 8-K filed October 26, 2009.
10.4	Buffalo Wild Wings Franchise Agreement dated October 20, 2009 between our subsidiary, AMC Chesterfield, Inc., and Buffalo Wild Wings International, Inc. is incorporated by reference to exhibit 10.2 of our Form 8-K filed October 26, 2009.
10.5	Master Lease Agreement dated September 9, 2009 between our subsidiary, Troy Burgers, Inc., and Novi Town Center Investors, LLC is incorporated by reference to exhibit 10 of our Form 8-K filed September 10, 2009.
10.6	Master Lease Agreement dated February 12, 2009 between our subsidiary, AMC Flint, Inc., and CoActiv Capital Partners, Inc. is incorporated by reference to exhibit 10 of our Form 8-K filed February 17, 2009.
10.7	Buffalo Wild Wings Amendment to Area Development Agreement dated December 10, 2008 between our subsidiary, AMC Wings, Inc., and Buffalo Wild Wings International, Inc. is incorporated by reference to exhibit 10.1 of our Form 8-K filed December 15, 2008.
10.8	Loan and Security Agreement dated June 12, 2008 between our subsidiary, AMC Troy, Inc., and Charter One Bank is incorporated by reference to exhibit 10.1 of our Form 8-K filed July 29, 2008.
10.9	Term Note dated June 12, 2008 between our subsidiary, AMC Troy, Inc., and Charter One Bank is incorporated by reference to exhibit 10.2 of our Form 8-K filed July 29, 2008.
10.10	Loan and Security Agreement dated June 25, 2008 between our subsidiary, AMC Petoskey, Inc., and Charter One Bank is incorporated by reference to exhibit 10.1 of our Form 8-K filed July 29, 2008.
10.11	Term Note dated June 25, 2008 between our subsidiary, AMC Petoskey, Inc., and Charter One Bank is incorporated by reference to exhibit 10.2 of our Form 8-K filed July 29, 2008.
10.12	Buffalo Wild Wings Franchise Agreement dated July 1, 2008 between our subsidiary, AMC Port Huron, Inc., and Buffalo Wild Wings International, Inc. is incorporated by reference to exhibit 10 of our form 8-K filed July 8, 2008.
10.13	Buffalo Wild Wings Franchise Agreement dated July 1, 2008 between our subsidiary, AMC Flint, Inc., and Buffalo Wild Wings International, Inc. is incorporated by reference to exhibit 10 of our form 8-K filed July 8, 2008.
10.14	Commercial Security Agreement dated June 20, 2008 between our subsidiary, Ann Arbor Burger, Inc., and Home City Federal Bank of Springfield is incorporated by reference to exhibit 10.1 of our form 8-K filed July 7, 2008.
10.15	Promissory Note dated June 20, 2008 between our subsidiary, Ann Arbor Burger, Inc., and Home City Federal Bank of Springfield is incorporated by reference to exhibit 10.2 of our form 8-K filed July 7, 2008.
10.16	Line of Credit Agreement dated June 30, 2008 between our subsidiary, Ann Arbor Burger, Inc., and Home City Federal Bank of Springfield is incorporated by reference to exhibit 10.3 of our form 8-K filed July 7,

	2008.
10.17	Retail Center Lease dated June 30, 2008 between our subsidiary, AMC Port Huron, Inc., and Port Builders, Inc., Walter Sparling and Mary L. Sparling is incorporated by reference to exhibit 10 of our form 8-K filed July 7, 2008.
10.18	Retail Center Lease dated June 30, 2008 between our subsidiary, AMC Flint, Inc., and Ramco-Gershenson Properties, L.P. is incorporated by reference to exhibit 10 of our form 8-K filed July 7, 2008.
10.19	Loan and Security Agreement dated June 25, 2008 between our subsidiary, AMC Petoskey, Inc., and Charter One Bank is incorporated by reference to exhibit 10.1 of our form 8-K filed June 30, 2008.
10.20	Term Note dated June 25, 2008 between our subsidiary, AMC Petoskey, Inc., and Charter One Bank is incorporated by reference to exhibit 10.2 of our form 8-K filed June 30, 2008.
10.21	Loan and Security Agreement dated June 12, 2008 between our subsidiary, AMC Troy, Inc., and Charter One Bank is incorporated by reference to exhibit 10.1 of our form 8-K filed June 18, 2008.
10.22	Term Note dated June 12, 2008 between our subsidiary, AMC Troy, Inc., and Charter One Bank is incorporated by reference to exhibit 10.2 of our form 8-K filed June 18, 2008.
10.23	Form of Offering Escrow Agreement dated November 1, 2007 between our Company and RBS Citizens, N.A. is incorporated by reference to exhibit 10.1 of our form SB-2/A filed October 23, 2007.
10.24	Form of Stock Option Agreement, dated July 30, 2007, entered into by and between the Company and Directors Gregory Stevens, T. Michael Ansley, Jay Alan Dusenberry, Jason T. Curtis and David Ligotti
14	Code of Ethics is incorporated by reference to our Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 31, 2009
31.1	Certification of the Company's Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the year ended December 27, 2009.
31.2	Certification of the Company's Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the year ended December 27, 2009.
32.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
32.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2009

DIVERSIFIED RESTAURANT HOLDINGS, INC.

By: /s/ T. Michael Ansley

T. Michael Ansley

President, Chief Executive Officer, Director and Chairman of the Board

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures

/s/ T. Michael Ansley — Dated: March 26, 2010

T. Michael Ansley
President, Chief Executive Officer, Director
and Chairman of the Board

/s/ David G. Burke — Dated: March 26, 2010

David Gregory Burke
Treasurer, Chief Financial Officer, Director

/s/ Jason T. Curtis — Dated: March 26, 2010

Jason T. Curtis
Chief Operating Officer

/s/ Jay Alan Dusenberry — Dated: March 26, 2010

Jay Alan Dusenberry
Secretary, Director

/s/ David Ligotti — Dated: March 26, 2010

David Ligotti
Director

/s/ Gregory J. Stevens — Dated: March 26, 2010

Gregory J. Stevens
Director

DIVERSIFIED RESTAURANT HOLDINGS, INC.

FINANCIAL INFORMATION

December 27, 2009 and December 31, 2008

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included at pages F-13 through F-32 below.

Overview

The poor economic climate of 2009, including historical lows in consumer confidence and record unemployment, put downward pressure on guests' discretionary spending and impacted restaurant sales industry wide. This macroeconomic environment presented some extreme challenges for us. Nonetheless, during 2009, we significantly improved our year-to-year performance as our new stores matured their operations and gained traction on the experience curve.

Despite the recession and the impact the decline in the automotive sector has had on the Michigan economy, our Michigan BWW operations remained relatively strong with above average unit level revenue compared with the entire Buffalo Wild Wings system.

We completed our first full year of operations with our two Bagger Dave's restaurants in 2009 and have been extremely pleased with the Ann Arbor store, which has a prime location. The Berkeley store is not well situated for a lunch crowd, but nonetheless has performed fairly well in this economy with primarily a dinner crowd, albeit not to our original expectations. We opened a third Bagger Dave's® store in February 2010 in Novi, Michigan. The Novi location has performed exceptionally well during its initial month of operation, surpassing our expectations and realizing average weekly sales of $30,200, more than double the average weekly sales of our Berkley location. We consider the initial four weeks of operation to be a "honeymoon" period and expect that sales will slow somewhat during the ensuing weeks and months.

With regard to both our BWW and Bagger Dave's restaurants, we have not built up a representative store base that allows for comparable store sales that provides meaningful comparisons because we have been growing rapidly and our restaurants are still relatively new. As a result, we tend to focus on the trend in average weekly sales and especially on operating margins. We consider a restaurant's results to become comparable to its prior period after its initial 16 months of operation. This provides for the "honeymoon" period, or the initial surge of business associated with a new opening. We had only two restaurants of the nine we owned in 2009 that are comparable. The nine restaurants that we managed all have comparable sales status that however, will not be reflected in our financials until fiscal 2010 since they were acquired on February 1, 2010.

Despite these positive developments, the impact of the recession on our stores restricted our ability to achieve the expected margin levels of our business model. Specifically, our two Florida BWW restaurants are not yet fully performing to our expectations. The cost of maintaining our Florida operations is generally higher than our costs for equivalent operations in Michigan, primarily due to higher labor and insurance costs. We were successful this year in negotiating rent reductions in both Florida locations, thereby improving their cost structure. Our Florida locations were affected by the collapse in the Florida residential real estate market and the subsequent impact on the Florida economy. During the expansion cycle in Florida real estate, the more attractive Tampa locations were difficult to penetrate with cost-effective building sites, and therefore, we elected at that time to establish stores in outer suburban areas that were planned for growth. However, much of that anticipated growth has yet to materialize leaving our locations with a customer base that is smaller than we anticipated.

We also have somewhat of a competitive disadvantage in Florida due to lower brand recognition as Buffalo Wild Wings is relatively new to that market. Buffalo Wild Wings faces numerous competitors in Florida that include Tampa-based Beef O'Brady's and Clearwater-founded Hooter's. Other competitors include Ker's Wing House, Ale House, and several other local sports bar concepts that offer Buffalo, New York style chicken wings. Due to Buffalo Wild Wings® rapid expansion and brand building national advertising efforts, we believe that our marketing disadvantage is beginning to diminish.

We view our Florida territory as viable and a significant growth opportunity. However, future development will be focused on young professional and college oriented areas of Tampa and St. Petersburg utilizing a much smaller footprint for new restaurants. We hope to take advantage of the declining commercial real estate market to capture new locations at more favorable lease terms to us than would normally be available and capitalize on the growing awareness of Buffalo Wild Wings® nationally.

Results of Operation

Operating results for fiscal years 2009, 2008, and 2007 are expressed in dollars and as a percentage of revenue in the following table.

	December 27 2009	%	December 31 2008	%	December 31 2007	%
Revenue						
Food and beverage sales	$ 17,317,996	91%	$ 9,783,391	84%	$ 1,680,334	49%
Management and advertising fees	1,744,505	9%	1,803,173	16%	1,726,834	51%
Total revenue	**19,062,501**	**100%**	**11,586,564**	**100%**	**3,407,168**	**100%**
Operating expenses						
Compensation	5,724,053	30%	4,007,685	35%	1,356,632	40%
Food and beverage costs	5,325,825	28%	2,930,445	25%	481,651	14%
General and administrative	4,693,219	25%	3,319,582	29%	1,545,105	45%
Occupancy	1,132,364	6%	740,745	6%	139,590	4%
Deprication and amortization	1,203,337	6%	877,206	8%	112,643	3%
Total operating expenses	**18,078,798**	**95%**	**11,875,663**	**102%**	**3,635,621**	**107%**
Income from operations	**983,703**	**5%**	**(289,099)**	**-2%**	**(228,453)**	**-7%**
Interest expense	445,820	2%	289,681	3%	64,722	2%
Other (income)/expense, net	(80,706)	0%	264,982	2%	(16,932)	0%
Income (loss) before income taxes	**618,589**	**3%**	**(843,762)**	**-7%**	**(276,243)**	**-8%**
Income tax benefit (provision)	(252,064)	-1%	520,777	4%	79,181	2%
Net (loss) income	**$ 366,525**	**2%**	**$ (322,985)**	**-3%**	**$ (197,062)**	**-6%**

Fiscal Year 2009 ended December 27, 2009 compared with Fiscal Year 2008 ended December 31, 2008

Revenue. The following table includes a comparison of the components of our revenue from Fiscal 2009 and 2008.

	December 27 2009	December 31 2008	$ Change	% Change
Revenue				
Food and beverage sales	$ 17,317,996	$ 9,783,391	$ 7,534,605	77.0%
Management and advertising fees	1,744,505	1,803,173	(58,668)	-3.3%
Total revenue	$ 19,062,501	$ 11,586,564	$ 7,475,937	64.5%

Total revenue increased 64.5% as food and beverage sales growth of $7.5 million more than offset the decline in management and advertising fees. Food and beverage sales growth was primarily the result of having full year sales for four BWW and two Bagger Dave's restaurants that opened in 2008. We also opened one new BWW location in 2009.

The decline in management and advertising fees was the result of overall decline in sales from the nine BWW restaurants that were under management in 2009.

Operating expenses	December 27 2009	December 31 2008	$ Change	% Change	% revenue 2009	% revenue 2008
Compensation costs	$ 5,724,053	$ 4,007,685	$ 1,716,368	43%	30%	35%
Food and beverage costs	5,325,825	2,930,445	2,395,380	82%	28%	25%
General and administrative	4,693,219	3,319,582	1,373,637	41%	25%	29%
Occupancy	1,132,364	740,745	391,619	53%	6%	6%
Depreciation and amortization	1,203,337	877,206	326,131	37%	6%	8%
Total operating expenses	**$ 18,078,798**	**$ 11,875,663**	**$ 6,203,135**	**52%**	**95%**	**102%**

Compensation Costs. Compensation costs increased 42.8% in 2009 due to the full-year operation of 6 new restaurants. As a percentage of revenue, compensation costs improved to 30% in 2009 compared with 35% in 2008 as efficiencies in the new restaurants were attained. Labor costs tend to improve as new stores mature and the experience-level of staff expands.

Food and Beverage Costs. Food and beverage costs increased over 80% both as a result of higher sales, but also due to higher chicken wing costs that offset declines in other food items. As a percentage of revenue, food and beverage costs increased to 28% in 2009 compared with 25% in 2008. On average, chicken wings per pound were $1.69 in 2009 compared with $1.25 in 2008. Chicken wings represent approximately 21% of total sales.

General and Administrative Costs. The $1.4 million increase in general and administrative (G&A) expenses in 2009 reflected higher costs associated with a greater number of owned restaurants for the full year such as royalty fees, advertising, services for multi-media equipment, as well as higher legal fees and investor relations costs. These increases were somewhat offset by tight cost control efforts. G&A expenses, as a percentage of total revenue, decreased to 25% compared with 29%. This decrease was primarily attributable to there being fewer new restaurant openings in 2009 and the associated costs related to an opening.

Occupancy Costs and Depreciation and Amortization. Higher occupancy costs reflect the new stores opened during 2008 and operating for the full year 2009. As a percentage of revenue, occupancy costs remained flat at 6%. Depreciation expense was higher due to increased property and equipment values with the new stores, but was down 2% as a percentage of revenue as the new restaurants grew sales.

Interest Expense and Other (Income)/Expense, net. Interest expense increased to $0.4 million in 2009 from $0.3 million in 2008. This increase was primarily due to increased borrowings on various credit facilities used to fund the new store openings in 2008. Other expense was down mostly as a result of the impact of the mark to market valuation liability decreasing in 2009.

Income Taxes. Our effective tax rate for 2009 was 41%. In 2008, we recorded a tax benefit as a result of the net operating loss. We expect that our tax rate in 2010 will be similar to that of 2009.

Year ended December 31, 2008 compared with the year ended December 31, 2007.

	December 31 2008	December 31 2007	$ Change	% Change
Revenue				
Food and beverage sales	$ 9,783,391	$ 1,680,334	$ 8,103,057	482.2%
Management and advertising fees	1,803,173	1,726,834	76,339	4.4%
Total revenue	**$ 11,586,564**	**$ 3,407,168**	**$ 8,179,396**	**64.5%**

Revenue. Total revenue increased $8.2 million or 240%, during the fiscal year 2008 to $11.6 million from $3.4 million for 2007. This improvement was a result of sales from six Company owned restaurants that were opened during the year. Also, two Company-owned BWW restaurants that were opened in August 2007 had full year contributions in 2008. Same store sales from the affiliated restaurants, on which management fees are collected by Diversified Restaurant Holdings' subsidiary, AMC Group, Inc., were down 0.6% in the year ended December 31, 2008 compared to the same period in 2007.

Operating expenses	December 31 2008	December 31 2007	$ Change	% Change	% revenue 2008	% revenue 2007
Compensation costs	4,007,685	1,356,632	$ 2,651,053	195.4%	35%	40%
Food and beverage cost	2,930,445	481,651	$ 2,448,794	508.4%	25%	14%
General and administrative	3,319,582	1,545,105	$ 1,774,477	114.8%	29%	45%
Occupancy	740,745	139,590	$ 601,155	430.7%	6%	4%
Depreciation and amortization	877,206	112,643	$ 764,563	678.7%	8%	3%
Total operating expenses	**$ 11,875,663**	**$ 3,635,621**	**$ 8,240,042**	**226.6%**	**102%**	**107%**

Food and Beverage Costs. Food and beverage costs increased to $2.9 million in 2008 from $0.5 million in 2007. The increase in food and beverage costs reflected the additional six stores opened during 2008. As a percentage of sales, food and beverage costs was 30% in 2008 versus 31% in 2007. The 2008 decrease was largely due to favorable cost of chicken wings in 2008.

Compensation costs. Our payroll costs increased $2.7 million, or 195%, to $4.0 million from $1.4 million for 2008 compared with 2007. The increase was due primarily to the additional payroll from the aforementioned six new Company-owned restaurants opened in 2008. As a percentage of sales, labor and benefit costs were 30% in 2008 compared with 39% in 2007.

General and Administrative Costs. General and administrative costs increased $1.8 million or 115%, to $3.3 million from $1.5 million for 2008 compared with 2007. This increase was due to the additional expenses from the aforementioned new restaurants opened in 2008. As a percentage of total operating expenses, G &A dropped to 28% in 2008 from 43% in 2007.

Occupancy Costs and Depreciation and Amortization. Occupancy expense increased 431% or $0.6 million from $0.1 million in 2007 to $0.7 million in 2008. Depreciation and amortization expense increased 679% or $0.8 million from $0.1 million in 2007 to $0.9 million in 2008. The increase in both of these cost categories is directly related to the opening of the five restaurants in 2008.

Interest Expense. Interest expense increased $0.2 million, or 348%, to $0.3 million for 2008 from $64,722 in 2007. The increase reflects the cost of the debt incurred to open eight restaurants since August of 2007.

Other (Income) and Expense, net. Other expense increased $0.3 million to $0.3 million for 2008 from other income of $16,932 for 2007. The increase in other expenses was primarily due to recognition of a $0.3 million mark to market on interest rate swap arrangement valuations, which were entered into during 2008. There was also stock option expense recorded of $32,312 in 2008 compared with $13,671 in 2007.

Income Taxes. For the year ended December 31, 2008, there was an income tax benefit recorded in the amount of $0.5 million compared with an income tax benefit of $79,181 recorded for 2007. This increase in recorded tax benefit predominately reflected the recording of a deferred federal tax benefit due to the net operating loss.

Fiscal 2010 Outlook

The acquisition of our affiliate stores on February 1, 2010 allows us to fully capture the economic benefits of those stores in 2010 and beyond. The following table depicts on a pro forma basis how our financials would have been reported had we owned the stores in 2009.

	GAAP Reported	Pro Forma*
	December 27 2009	December 31 2008
Revenue		
Management and advertising fees	$ 1,744,505	$ -
Food and beverage sales	17,317,996	41,754,515
Total revenue	**19,062,501**	**41,754,515**
Operating expenses		
Compensation costs	5,724,053	11,470,244
Food and beverage costs	5,325,825	13,029,103
General and administrative	4,693,219	9,892,359
Occupancy	1,132,364	2,935,363
Deprication and amortization	1,203,337	2,363,748
Total operating expenses	**18,078,798**	**39,690,817**
Income from operations	**983,703**	**2,063,698**
Interest expense	445,820	778,612
Other (income)/expense, net	(80,706)	(161,426)
(Loss) income before income taxes	**618,589**	**1,446,512**
Income tax benefit (provision)	(252,064)	(252,064)
Net (loss) income	**$ 366,525**	**$ 1,194,448**

*Pro Forma presentation represents financial results as they would be presented if they included the nine BWW restaurants acquired on February 1, 2010 utilizing financial information through December 31, 2009 for the acquired results.

As a result of the acquisition, we expect that 2010 financial results will compare very favorably with 2009 financial results.

On February 21, 2010, we opened our third Bagger Dave's restaurant at, we believe, a very prime end-cap location in a busy shopping and entertainment area of Novi, MI. We plan to open two BWW restaurants during 2010. One is planned for Marquette, MI and is expected to open in June this year. The other will open later in the year in Chesterfield Township, MI. If we are able to secure sufficient funding and good locations, we may also open two additional restaurants in 2010, one each of Bagger Dave's and BWW.

Our capital expenditures for 2010, excluding the two undetermined new stores, are expected to be in the range of $2.9 million to $3.2 million of which approximately $2.5 million to $2.8 million will be used to fund new stores and the remainder is planned for restaurant upgrades and maintenance. We expect to remodel 2 stores in 2010.

Historically our average investment in a new BWW restaurant, net of opening expenses has been in the range of $1 million to $1.3 million. Our average investment to open a new Bagger Dave's, which has a smaller footprint than a BWW store, has been approximately $0.75 million to $0.9 million.

Liquidity and Capital Resources

General

One of our corporate objectives is to maintain a solid balance sheet and the financial strength to achieve our growth initiatives, enhance our competitiveness, and build market awareness of our restaurants while allowing for a prudent level of financial flexibility to manage the risks and uncertainties inherent in our business.

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

		Fiscal Year	
	December 27 2009	December 31 2008	December 31 2007
Net cash provided by operating activities	$ 1,750,613	$ 494,609	$ 75,859
Net cash used in investing activities	(388,454)	(5,361,403)	(3,414,157)
Net cash (used) provided by financing activities	(855,506)	4,724,931	2,543,951
Net (decrease) increase in cash and cash equivalents	$ 515,653	$ 141,863	$ (794,347)

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to expand the number of restaurants we operate and maintain and upgrade our existing restaurants. Net cash provided by operating activities in 2009 was $1.7 million compared with $0.5 million in 2008. The increase primarily was the result of the greater number of restaurants operating in 2009 resulting in improved profitability.

The following table provides a summary of our key liquidity measures.

		Fiscal Year	
	December 27 2009	December 31 2008	December 31 2007
Cash and investments	$ 649,518	$ 133,865	$ 275,728
Net working capital	(887,013)	(1,727,700)	(75,865)
Current Ratio	.57:1.0	.30:1.0	.86:1.0

In general, we are a strong cash generating business and are comfortable with the degree of leverage that we use to operate and grow the business. We do not have significant receivables or inventory. We are able to operate with a working capital deficit because:

- restaurant operations are primarily conducted on a cash basis;
- rapid turnover results in a limited investment in inventories; and
- cash from sales is usually received before liabilities for food, supplies and payroll become due.

We believe cash generated from operations and availability of credit (traditional or sale-leaseback) will provide sufficient cash availability to cover our anticipated working capital needs. We consider all available financing options to ensure we have sufficient liquidity and financial flexibility to fund our growth.

Debt Outstanding.

At December 27, 2009, we had $4.6 million in long-term debt, net of the current portion due, down from $5.0 million at the end of 2008. We did not have an available line of credit for our operations at year-end as we manage our working capital requirements with cash from operations. The total debt represents the term loans for each restaurant when established. Further details regarding the loans and payment requirements can be found at Note 5 to the consolidated financial statements.

Off Balance Sheet Arrangements

We have an off balance sheet arrangement between TMA Enterprises of Novi, Inc., a Buffalo Wild Wings unit that was managed in 2009 by AMC Group, Inc., one of our wholly owned subsidiaries. On April 5, 2007, TMA Enterprises of Novi, Inc. entered into a loan for $719,950. That loan was used to refinance the existing debt of $369,950 and it provided an additional $350,000 to help finance a five-year remodel of that restaurant. The principal outstanding at December 27, 2009 was $503,407. AMC Group, Inc. is a guarantor of this debt.

There is also an off balance sheet arrangement that exists between TMA Enterprises of Ferndale, LLC, a Buffalo Wild Wings unit managed by AMC Group, Inc. in 2009, and DRH and four of its wholly-owned subsidiaries. On August 10, 2007, TMA Enterprises of Ferndale, LLC entered into a loan for $720,404. That loan was used to refinance the existing debt of $704,419 and it provided $15,985 additional cash for operations. The outstanding principal as of December 27, 2009 was $520,968. DRH and its wholly-owned subsidiaries, AMC Burgers, Inc., AMC Wings, Inc., AMC Grand Blanc Inc. and AMC Petoskey, Inc. are guarantors of this debt.

An off balance sheet arrangement exists between Flyer Enterprises, Inc., a Buffalo Wild Wings unit managed by AMC Group, Inc. and DRH and five of its wholly-owned subsidiaries. On February 12, 2008, Flyer Enterprises, Inc. entered into a loan for $223,622. The loan was used to refinance existing debt. The principal outstanding at December 27, 2009 was $156,375. DRH and its subsidiaries, AMC Group, Inc., AMC Wings, Inc., AMC Grand Blanc Inc., AMC Troy, Inc. and AMC Petoskey, Inc. are guarantors of this debt.

An off balance sheet arrangement was created in March 2009 between Anker, Inc., Bearcat Enterprises, Inc., MCA Enterprises, Inc., Buckeye Group, LLC, Buckeye Group II, LLC (all Buffalo Wild Wings units managed by AMC Group, Inc. in 2009, and owned by DRH effective February 1, 2010) and Ansley Group, LLC (related party landlord of an affiliated restaurant) and AMC Group, Inc. a wholly owned subsidiary of DRH. On March 27, 2009, the Company agreed to its subsidiary, AMC Group, Inc., becoming a guarantor for the related parties mentioned above in exchange for covenant waivers for AMC North Port, Inc. and AMC Riverview, Inc. (wholly-owned subsidiaries). The approximate aggregate principal outstanding for the six entities was $2,546,322 as of December 27, 2009.

Contractual Obligations and Commitments

The following table summarized the amount of payments due under specified contractual obligations as of December 27, 2009.

(In thousands)		Payments Due by Period			
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-tern debt obligations	$ 5,298	$ 1,307	$ 1,956	$ 1,789	$ 246
Capital lease obligations	822	260	518	43	-
Operating lease obligations	9,274	925	1,950	2,121	4,278
Total operating expenses	$ 15,394	$ 2,492	$ 4,424	$ 3,953	$ 4,524

The Company has no material minimum purchase commitments with its vendors that extend beyond a year. See Notes 5, 8 and 9 to the Consolidated Financial Statements for details of contractual obligations.

Area Development Agreement

The Company was assigned from a related entity an "Area Development Agreement" with Buffalo Wild Wings to open 23 Buffalo Wild Wings restaurants by October 1, 2016 within the designated "development territory," as defined by the agreement. Failure to develop restaurants in accordance with the schedule detailed in the agreement could lead to potential penalties of $50,000 for each undeveloped restaurant and loss of rights to development territory.

On December 10, 2008, Diversified Restaurant Holdings, Inc., through its wholly owned subsidiary, AMC Wings, Inc., entered into an amendment to its Area Development Agreement (the "Amended Agreement") with Buffalo Wild Wings International, Inc. The Amended Agreement expanded our exclusive franchise territory in Michigan and extended by one year the time frame for completion of our obligations under the initial terms of the Area Development Agreement.

The Amended Agreement includes the right to develop an additional nine (9) Buffalo Wild Wings Restaurants, which increases to thirty-two (32) the total number of Buffalo Wild Wings Restaurants we have a right to develop. Under the Amended Agreement, we have paid to Buffalo Wild Wings International, as Franchisor, a development fee of $31,250. Franchise fees for the nine (9) additional restaurants will be $12,500 each. We have until November 1, 2017 to complete our development obligations under the Amended Agreement.

As of December 27, 2009, ten (10) of these restaurants had been opened for business. Three (3) of the restaurants opened under this agreement are affiliated and seven (7) are Company owned. The other six (6) affiliated restaurants were opened prior to the Area Development Agreement.

Exercise of Options to Purchase Managed Restaurants

We had an option to purchase the nine affiliated BWW restaurants we currently manage on the second anniversary of the completion of the Initial Public Offering. The original date for the exercise of the option was August 1, 2010, but that date was accelerated to February 1, 2010 at which time we did exercise the purchase option and acquired the nine stores for $3.1 million. The acquisition was financed by the sellers.

The impact of the acquisition to our financial statements is reflected in the section "Fiscal 2010 Outlook".

Capital Leases

The Company entered into two equipment leases in 2009 to finance equipment and furniture purchases at its Flint and Port Huron BWW restaurants. The Flint lease of $427,953 requires monthly payments of approximately $10,854 and matures in January 2013. The Port Huron equipment lease of $430,877 requires monthly payments of approximately $10,778 and matures in May 2013. See Note 9 in the footnotes to the consolidated financial statements for more detail.

We obtained equipment lease financing for the Bagger Dave's Novi location in February 2010. The lease of $250,000 requires monthly payments of approximately $8,115 and matures in February 2013.

Effect of Inflation

Although since our inception we have not operated in a period of high inflation, our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources including food and other raw materials, labor, energy and other supplies and services and the impact of inflation can be significant. There has been volatility in certain commodities we purchase, such as chicken wings in this last year. We are able to somewhat offset the effects of increasing costs through improved purchasing practices, efficiencies, economies of scale and, if prudent, price increases. Whether we are able and/or choose to offset the effect of inflation will determine to what, if any, extent inflation affects our operations. During 2010, the inflationary price of chicken wings had an impact to margins that was somewhat offset by deflated prices in some other commodities and a marketing emphasis on other products.

Seasonality

Our business can be subject to seasonal fluctuations especially for those stores with patio seating. The BWW restaurants are primarily impacted by the sports seasons. Football, basketball and hockey seasons tend to be our strongest. Holidays, severe weather, such as hurricanes, thunderstorms or blizzards, may impact restaurant sales in some of the markets where we operate. As a result, financial results for any particular quarter may not be indicative of what a full fiscal year's results may be.

Michigan is instituting a smoking ban effective May 1, 2010. Although our Bagger Dave's® restaurants are all non-smoking, the BWW restaurants are not and this could negatively impact our sales performance. We expect a concerted sales effort and restaurant staff and management incentive program to help offset the potential effect.

Critical Accounting Policies and Use of Estimates

In the ordinary course of business, we have made a number of estimates and assumptions in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We constantly reevaluate these significant factors and make adjustments where facts and circumstances dictate.

The Company believes the following accounting policies represent critical accounting policies. Critical accounting policies are those that are both most important to the portrayal of a company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We discuss our significant accounting policies in Note 1 to the Company's consolidated financial statements, including those that do not require management to make difficult, subjective or complex judgments or estimates.

Property and Equipment

We record all property and equipment at cost less accumulated depreciation and we select useful lives that reflect the actual economic lives of the underlying assets. We amortize leasehold improvements over the shorter of the useful life of the asset or the related lease term. We calculate depreciation using the straight-line method for consolidated financial statement purposes. We capitalize improvements and expense repairs and maintenance costs as incurred. We are often required to exercise judgment in our decision whether to capitalize an asset or expense an expenditure that is for maintenance and repairs. Our judgments may produce materially different amounts of repair and maintenance or depreciation expense if different assumptions were used.

We perform an asset impairment analysis on an annual basis of property and equipment related to our restaurant locations. We also perform these tests when we experience a "triggering" event such as a major change in a location's operating environment, or other event that might impact our ability to recover our asset investment. This process requires the use of estimates and assumptions which are subject to a high degree of judgment. Our analysis indicated that we did not need to record any impairment charges during 2009 and 2008 and thus none were recorded. If these assumptions or circumstances change in the future, we may be required to record impairment charges for these assets.

Deferred Tax Asset

The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of state and federal net operating loss carryforwards. We periodically review these assets for realizability based upon expected taxable income in the applicable taxing jurisdictions. To the extent we believe some portion of the benefit may not be realizable, an estimate of the unrealized portion is made and an allowance is recorded. At December 27, 2009 and December 31, 2008, we had no valuation allowance as we believe we will generate sufficient taxable income in the future to realize the benefits of our deferred tax assets. This belief is based upon the Company's option to purchase the nine affiliated restaurants currently managed by DRH. Realization of these deferred tax assets is dependent upon generating sufficient taxable income prior to expiration of any net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the remaining, recorded deferred tax assets will be realized. If the ultimate realization of these deferred tax assets is significantly different from our expectations, the value of its deferred tax assets could be materially overstated.

Impact of Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for a summary of new accounting pronouncements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Silberstein Ungar, PLLC

CPAs and Business Advisors

phone (248) 203-0080
fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025
www.sucpas.com

To the Board of Directors
Diversified Restaurant Holdings, Inc.
Southfield, MI

We have audited the accompanying consolidated balance sheet of Diversified Restaurant Holdings, Inc. and Subsidiaries as of December 27, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Diversified Restaurant Holdings, Inc. and Subsidiaries as of December 31, 2008 were audited by other auditors whose report dated March 30, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diversified Restaurant Holdings, Inc. and Subsidiaries as of December 27, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Silberstein Ungar, PLLC

Bingham Farms, Michigan
March 25, 2010


msi
Global
Alliance

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Diversified Restaurant Holdings, Inc.
Southfield, Michigan

We have audited the accompanying consolidated balance sheet of **Diversified Restaurant Holdings, Inc. and Subsidiaries ("the Company")** as of December 31, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Diversified Restaurant Holdings, Inc. and Subsidiaries** as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rehmann Robson, P.C.

Troy, Michigan
March 30, 2009

REPORT BY DIVERSIFIED RESTAURANT HOLDINGS, INC.'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting presented in conformity with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting that is designed to produce reliable financial statements in conformity with generally accepted accounting principles as of December 27, 2009. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 27, 2009, Diversified Restaurant Holdings, Inc. maintained effective control over financial reporting presented in conformity with generally accepted accounting principles based on those criteria.

Our report is not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report.

Diversified Restaurant Holdings, Inc.

/s/ T. Michael Ansley

T. Michael Ansley
Chairman of the Board, President and Chief Executive Officer

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 27 2009	December 31 2008
Current assets		
Cash and cash equivalents	$ 649,518	$ 133,865
Accounts receivable - related party	254,540	192,889
Inventory	125,332	157,882
Prepaid assets	103,452	52,440
Accounts receivable – other	11,219	192,000
Other assets	49,280	20,000
Total current assets	**1,193,341**	**749,076**
Property and equipment, net (Note 2)	7,866,149	7,817,254
Intangible assets, net (Note 3)	411,983	406,982
Deferred income taxes	246,754	599,957
Total assets	**$ 9,718,227**	**$ 9,573,269**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 1,402,742	$ 1,454,867
Accounts payable	293,984	660,353
Accrued liabilities	329,355	305,302
Deferred rent	54,273	56,254
Total current liabilities	**2,080,354**	**2,476,776**
Accrued rent	253,625	113,909
Deferred rent	422,068	474,690
Other liabilities - interest rate swap	167,559	253,792
Long-term debt, less current portion (Notes 4 and 5)	4,601,909	5,025,227
Total liabilities	**7,525,515**	**8,344,394**
Commitments and contingencies (Notes 4, 5, 7, 8, 9 and 10)		
Stockholders' equity (Note 6)		
Common stock - $0.0001 par value; 100,000,000 shares authorized, 18,626,000 and 18,070,000 respectfully shares issued and outstanding	1,863	1,807
Additional paid-in capital	2,356,155	1,758,899
Accumulated deficit	(165,306)	(531,831)
Total stockholders' equity	**2,192,712**	**1,228,875**
Total liabilities and stockholders' equity	**$ 9,718,227**	**$ 9,573,269**

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 27 2009	December 31 2008
Revenue		
Food and beverage sales	$17,317,996	$ 9,783,391
Management and advertising fees	1,744,505	1,803,173
Total revenue	**19,062,501**	**11,586,564**
Operating expenses		
Compensation costs	5,724,053	4,007,685
Food and beverage costs	5,325,825	2,930,445
General and administrative	4,693,219	3,319,582
Occupancy	1,132,364	740,745
Depreciation and amortization	1,203,337	877,206
Total operating expenses	**18,078,798**	**11,875,663**
Income (loss) from operations	**983,703**	**(289,099)**
Interest expense	445,820	289,681
Other (income) expense, net	(80,706)	264,982
Income (loss) before income taxes	**618,589**	**(843,762)**
Income tax (provision) benefit	(252,064)	520,777
Net income (loss)	**$ 366,525**	**$ (322,985)**
Basic earnings (loss) per share - as reported	$ 0.020	$ (0.018)
Fully diluted earnings (loss) per share – as reported	$ 0.013	$ (0.018)
Weighted average number of common shares outstanding		
Basic	18,114,909	17,988,525
Diluted	29,020,000	N/A

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances – January 1, 2008	**17,930,000**	**$ 1,793**	**$ 991,603**	**$ (208,846)**	**$ 784,550**
Proceeds from the issuance of common stock	140,000	14	734,984	-	734,998
Share-based compensation (Note 6)		-	32,312	-	32,312
Net loss		-	-	(322,985)	(322,985)
Balances – December 31, 2008	**18,070,000**	**1,807**	**1,758,899**	**(531,831)**	**1,228,875**
Share-based compensation (Note 6)			32,312		32,312
Exercise of employee stock options (Note 6)	6,000	1	14,999		15,000
Shares issued for warrants exercised at $1.00 per share (Note 6)	550,000	55	549,945		550,000
Net income				366,525	366,525
Balances - December 27, 2009	**18,626,000**	**$ 1,863**	**$ 2,356,155**	**$ (165,306)**	**$ 2,192,712**

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 27 2009	December 31 2008
Cash flows from operating activities		
Net income (loss)	$ 366,525	$ (322,985)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization	1,203,337	877,206
Loss on disposal of property and equipment	1,261	
Share-based compensation	32,312	32,312
Deferred income tax benefit	353,203	(520,777)
Changes in operating assets and liabilities that provided (used) cash		
Accounts receivable - related party	(61,651)	(62,460)
Accounts payable	(366,369)	448,346
Inventory	32,550	(122,132)
Prepaid assets	(51,012)	(24,356)
Accounts receivable - other	180,781	(192,000)
Intangible assets	(11,210)	(308,537)
Other assets	(29,280)	(16,730)
Accrued liabilities	24,053	233,865
Accrued rent	139,716	61,803
Deferred rent	(54,603)	411,054
Net cash provided by operating activities	**1,759,613**	**494,609**
Cash flows used in investing activities		
Purchases of property and equipment	(388,454)	(5,361,403)
Cash from financing activities		
Proceeds from issuance of notes payable - related party	14,583	-
Proceeds from issuance of long term debt	250,000	4,404,897
Repayment of notes payable - related party	(451,513)	(12,000)
Repayments of long-term debt	(1,233,576)	(402,964)
Proceeds from issuance of common stock	565,000	734,998
Net cash (used) provided by financing activities	**(855,506)**	**4,724,931**
Net increase (decrease) in cash and cash equivalents	**515,653**	**(141,863)**
Cash and cash equivalents, beginning of year	133,865	275,728
Cash and cash equivalents, end of year	**$ 649,518**	**$ 133,865**
Supplemental schedule of non-cash investing and financing activities:		
Capital expenditures funded by capital lease borrowings	$ 858,779	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diversified Restaurant Holdings, Inc. (DRH) was formed September 25, 2006. DRH and its three wholly-owned subsidiaries AMC Group, Inc, (AMC), AMC Wings, Inc. (WINGS), and AMC Burgers, Inc. (BURGERS) (collectively, the "Company"), develop, own, and operate, as well as render management and marketing services for, Buffalo Wild Wings restaurants located throughout Michigan and Florida and the Company's own restaurant concept, Bagger Dave's Legendary Burgers and Fries (Bagger Dave's), as detailed below.

The following organizational chart outlines the corporate structure of the Company and its subsidiaries, all of which are wholly-owned by the Company. A brief textual description of the entities follows the organizational chart. DRH is incorporated in the State of Nevada. All other entities are incorporated in the State of Michigan.



BUFFALO WILD WINGS
GRILL & BAR
DRH
LEGENDARY
BAGGER DAVE'S
Est. 2006
BURGERS & FRIES
AMC Wings
AMC Group
AMC Burgers
Operational & Administration Center
Northport, FL
Flint, MI
Riverview, FL
Port Huron, MI
Grand Blanc, MI
Chesterfield, MI
Petoskey, MI
Marquette, MI
Troy, MI
20 Add'l Stores[1]
9 Store Option[2]
Berkley, MI
Bagger Dave's Franchising Corp.
Ann Arbor, MI
Franchises[3]
Novi, MI
Additional Stores
Existing entities/stores
Store currently under development
Future/potential stores
Existing Affiliate Stores with Option to Purchase

AMC, formed on March 28, 2007, serves as the operational and administrative center for the Company. AMC renders management and marketing services to WINGS and BURGERS and their subsidiaries and nine Buffalo Wild Wings restaurants affiliated with the Company through common ownership and management control but not required to be consolidated for financial reporting purposes. Services rendered by AMC include marketing, restaurant operations, restaurant management consultation, the hiring and training of management and staff, and other management services reasonably required in the ordinary course of restaurant operations.

WINGS was formed on March 12, 2007 to hold Buffalo Wild Wings restaurants developed by the Company. WINGS, through its subsidiaries, holds seven Buffalo Wild Wings restaurants currently in operation. Each of WINGS' subsidiaries is named for the location of the restaurant it holds. The subsidiaries that hold restaurants currently in operation are:

Subsidiary	Date of Restaurant Opening
AMC North Port, Inc.	August 2007
AMC Riverview, Inc.	August 2007
AMC Grand Blanc, Inc.	March 2008
AMC Troy, Inc.	July 2008
AMC Petoskey, Inc.	August 2008
AMC Flint, Inc.	December 2008
AMC Port Huron, Inc.	June 2009

The Company has also executed franchise agreements with Buffalo Wild Wings International, Inc. to open two more restaurants in 2010, one in Chesterfield Township, Michigan and the other in Marquette, Michigan. These restaurants will be held by AMC Chesterfield, Inc. and AMC Marquette, Inc., respectively. The Company is economically dependent on retaining its franchise rights with Buffalo Wild Wings, Inc. Each of the franchise agreements has a specific expiration date ranging from September 28, 2026 through October 20, 2029, depending on the date that each was executed and its initial term. The franchise agreements are renewable at the option of the franchisor and are generally renewable if the franchisee has complied with the franchise agreement. The Company is in compliance with the terms of these agreements at December 27, 2009. The Company is under contract with Buffalo Wild Wings, International, Inc. to open 20 additional stores by 2017. The Company held an option to purchase the nine (9) affiliated restaurants that are currently managed by AMC. The Company exercised this option in 2010.

BURGERS was formed on March 12, 2007 to own the Company's Bagger Dave's restaurants, a new fast casual dining concept developed by the Company. BURGERS' subsidiaries Ann Arbor Burgers, Inc. and Berkley Burgers, Inc. own restaurants currently in operation in Ann Arbor, Michigan and Berkley, Michigan, respectively. BURGERS' subsidiary, Troy Burgers, Inc., will open in the first quarter 2010. BURGERS also has a wholly-owned subsidiary named Bagger Dave's Franchising Corporation that was formed to act as the franchisor for the Bagger Dave's Legendary Burgers and Fries concept. We have filed for rights to franchise in Michigan, Ohio and Indiana, but have not yet franchised any Bagger Dave's restaurants.

We follow accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB." The FASB sets generally accepted accounting principles (GAAP) that we follow to ensure we consistently report our financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification,™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009. Prior FASB standards like FASB Statement No. 13, Accounting for Leases, are no longer being issued by the FASB. For further discussion of the Codification, see "FASB Codification Discussion" in Management's Discussion and Analysis of Financial Condition and Results of Operations (commonly referred to as MD&A) elsewhere in this report.

Principles of Consolidation

The consolidated financial statements include the accounts of DRH and its wholly owned subsidiaries AMC, WINGS and its subsidiaries, and BURGERS and its subsidiaries.

All significant intercompany accounts and transactions have been eliminated upon consolidation.

Fiscal Year

During 2009, the Company changed its fiscal year to utilize a 52- or 53-week accounting period that ends on the last Sunday in December. Consequently, fiscal year 2009 ended December 27, 2009 comprising 51 weeks and three days. Prior to 2009, the Company reported on a calendar year basis, and accordingly fiscal year 2008 ended December 31, 2008 comprising 52 weeks and 2 days.

Segment Reporting

The Company has determined that it does not have any separately reportable business segments at December 27, 2009 and December 31, 2008.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits in banks. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company, at times throughout the year, may in the ordinary course of business maintain cash balances in excess of federally insured limits. Management does not believe the Company is exposed to any unusual risks on such deposits.

Revenue Recognition

Management and advertising fees are calculated by applying a percentage as stipulated in a management services agreement to managed restaurant revenues. Revenues derived from management and advertising fees are recognized in the period in which they are earned, which is the period in which the management services are rendered. Revenues from food and beverage sales are recognized and generally collected at the point-of-sale.

Accounts Receivable – Related Party

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Balances that are outstanding after management has used reasonable collection efforts are written off with a corresponding charge to bad debt expense. The balances at December 27, 2009 and December 31, 2008 relate principally to management and advertising fees charged to and intercompany transactions with the related Buffalo Wild Wings restaurants that are managed by AMC and arise in the ordinary course of business (see Note 4). Management does not believe any allowances for doubtful accounts are necessary at December 27, 2009 or December 31, 2008.

Accounting for Gift Cards

The Company records the net increase or decrease in Buffalo Wild Wings gift card sales versus gift card redemptions to the gift card liability account on a monthly basis. The gift card processor deducts gift card sales dollars from each restaurant's bank account weekly and deposits gift card redemption dollars weekly. Under this centralized system, any breakage would be recorded by Blazin Wings, Inc., a subsidiary of Buffalo Wild Wings, Inc., and be subject to the breakage laws in the State of Minnesota.

The Company records the net increase or decrease in Bagger Dave's gift card sales versus gift card redemptions to the gift card liability account on a monthly basis. Michigan law states that gift cards cannot expire and any post-sale fees cannot be assessed until five (5) years after the date of gift card purchase by consumer.

At this time, there is no breakage for the Company to record.

The liability is included in accrued liabilities in the consolidated balance sheets. As of December 27, 2009, the Company's gift card liability was approximately $19,961, compared to approximately $68,456 at December 31, 2008.

Lease Accounting

Certain operating leases provide for minimum annual payments that increase over the life of the lease. The aggregate minimum annual payments are expensed on a straight-line basis beginning when we take possession of the property and extending over the term of the related lease. The amount by which straight-line rent exceeds actual lease payment requirements in the early years of the lease is accrued as deferred rent and reduced in later years when the actual cash payment requirements exceed the straight-line expense. The Company also accounts, in its straight-line computation, for the effect of any "rental holidays" or "tenant incentives."

Inventory

Inventory, which consists mainly of food and beverage products, is valued at the lower of cost determined on the first-in, first-out basis, or market.

Prepaid Expenses and Other Assets

Prepaid expenses consist principally of prepaid insurance and are recognized ratably as operating expense over the period covered by the unexpired premium. Other assets consist principally of franchise fees, trademarks and loan fees, which are deferred and amortized to operating expense on a straight line basis over the term of the related underlying agreements, which are as follows:

Franchise fees	10 to 20 years
Trademarks	15 years
Loan fees	2 to 7 years (loan term)

Liquor licenses are deemed to have an indefinite life. Management annually reviews these assets to determine whether carrying values have been impaired. During the period ended December 27, 2009, no impairments relating to intangible assets with finite or infinite lives were recognized.

Property and Equipment

Property and equipment are stated at cost. Major improvements and renewals are capitalized, while ordinary maintenance and repairs are expensed. Management annually reviews these assets to determine whether carrying values have been impaired.

The Company capitalizes as restaurant construction-in-progress costs incurred in connection with the design, build out and furnishing of its owned restaurants. Such costs consist principally of leasehold improvements, directly related costs such as architectural and design fees, construction period interest (when applicable) and equipment, furniture and fixtures not yet placed in service.

Depreciation and Amortization

Depreciation on non-restaurant equipment, furniture and fixtures is computed using the straight-line method over the estimated useful lives of the related assets which range from five to seven years. Depreciation on restaurant equipment, furniture and fixtures is computed on the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Restaurant leasehold improvements are amortized over the shorter of the lease term or the useful life of the related improvement. Restaurant construction-in-progress is not amortized or depreciated until the related assets are placed into service.

Advertising

Advertising expenses are recognized in the period in which they are incurred. Advertising expense was approximately $555,890 and $572,551 for the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings (Loss) Per Share

Earnings (loss) per share are calculated under the provisions of FASB ASC 260, Earnings per Share. ASC 260 requires a dual presentation of "basic" and "diluted" earnings per share on the face of the income statement. "Diluted" reflects the potential dilution of all common stock equivalents except in cases where the effect would be anti-dilutive.

Concentration Risks

Approximately 9% and 16% of the Company's revenues during the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively, are generated from the management of Buffalo Wild Wings restaurants located in Michigan and Florida, which are related under common ownership and management control (see Note 4). Approximately 83% and 68% of food and beverage sales came from restaurants located in Michigan during the twelve month period ended December 27, 2009 and the year ended December 31, 2008, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instrument

The Company utilizes interest rate swap agreements with a bank to fix interest rates on a portion of the Company's portfolio of variable rate debt which reduces exposure to interest rate fluctuations. The Company does not use any other types of derivative financial instruments to hedge such exposures, nor does it use derivatives for speculative purposes.

The Company records the fair value of their interest rate swaps on the balance sheet in other assets or other liabilities depending on the fair value of the swaps. The terms of the agreements match those of the underlying debt and therefore are classified as non-current. Fair value adjustments are recorded each period in other income or other expense on the statement of operations. The notional value of interest rate swap agreements in place at December 27, 2009 and December 31, 2008 were approximately $2,492,000 and $2,900,000, respectively. The expiration dates of these agreements are consistent with debt instruments as described in Note 5.

Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS 165 (ASC 855-10) entitled "Subsequent Events". Companies are now required to disclose the date through which subsequent events have been evaluated by management. Public entities (as defined) must conduct the evaluation as of the date the financial statements are issued, and provide disclosure that such date was used for this evaluation. SFAS 165 (ASC 855-10) provides that financial statements are considered "issued" when they are widely distributed for general use and reliance in a form and format that complies with GAAP. SFAS 165 (ASC 855-10) is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. The adoption of SFAS 165 (ASC 855-10) during the quarter ended September 30, 2009 did not have a significant effect on the Company's financial statements as of that date or for the quarter or year-to-date period then ended.

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. ("SFAS 168" or ASC 105-10) SFAS 168 (ASC 105-10) establishes the Codification as the sole source of authoritative accounting principles recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 (ASC 105-10) was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS 168 (ASC 105-10) on July 1, 2009 did not impact the Company's results of operations or financial condition. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented.

As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the Codification in this Report by providing references to the Codification topics alongside references to the corresponding standards.

With the exception of the pronouncements noted above, no other accounting standards or interpretations issued or recently adopted are expected to have a material impact on the Company's financial position, operations or cash flows.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year's presentation.

2. PROPERTY AND EQUIPMENT, NET

Property and equipment are comprised of the following assets:

	December 27 2009	December 31 2008
Equipment	$ 3,008,670	$ 2,613,488
Furniture and fixtures	831,313	767,979
Leasehold improvements	6,087,233	5,401,301
Restaurant construction-in-progress	126,804	27,410
Total	10,054,020	8,810,178
Less accumulated depreciation	2,187,871	992,924
Property and equipment, net	**$ 7,866,149**	**$ 7,817,254**

3. INTANGIBLES

Intangible assets are comprised of the following:

	December 27 2009	December 31 2008
Amortized Intangibles		
Franchise Fees	$ 141,250	$ 131,250
Trademark	2,500	2,500
Loan Fees	15,691	15,691
Total	159,441	149,441
Less accumulated amortization	11,818	5,609
Amortized Intangibles, net	**147,623**	**143,832**
Unamortized Intangibles		
Liquor Licenses	264,360	263,150
Total Intangibles, net	**$ 411,983**	**$ 406,982**

Amortization expense for the fiscal year ended December 27, 2009 and the year ended December 31, 2008 was $6,210 and $4,448, respectively. Based on the current intangible assets and their estimated useful lives, amortization expense for fiscal 2010, 2011, 2012, 2013 and 2014 is projected to total approximately $6,300 per year.

4. RELATED PARTY TRANSACTIONS

Fees for monthly accounting and financial statement compilation services are paid to an entity owned by a Director and stockholder of the Company. Fees paid during the fiscal year ended December 27, 2009 and the year ended December 31, 2008 were $87,057 and $78,100, respectively.

Management and advertising fees are earned from restaurants affiliated with the Company through common ownership and management control. Fees earned during the fiscal year ended December 27, 2009 and the year ended December 31, 2008 totaled $1,744,505 and $1,803,173, respectively. Accounts receivable arising from such billed fees were $128,473 and $140,034 at December 27, 2009 and December 31, 2008, respectively. Accounts receivable from related parties also includes amounts due from properties under common ownership and control that are included in the Company's Michigan Business Tax filing, representing tax benefits realized by these related parties from offsetting state income tax that would be due on an individual basis with tax losses from the Company (see Note 7). This amounts to $118,567 as of December 27, 2009. The remainder of accounts receivable - related party, at December 27, 2009 consists of amounts due to DRH from managed restaurants for other fees paid on their behalf.

The Company is a guarantor of debt of nine entities that are affiliated through common ownership and management control. Under the terms of the guarantees, the Company's maximum liability is equal to the unpaid principal and any unpaid interest. There are currently no separate agreements that provide recourse for the Company to recover any amounts from third parties should the Company be required to pay any amounts or otherwise perform under the guarantees, and there are no assets held either as collateral or by third parties, that, under the guarantees, the Company could liquidate to recover all or a portion of any amounts required to be paid under the guarantees. The event or circumstance that would require the Company to perform under the guarantee is an "event of default." An "event of default" is defined in the related note agreements principally as a) default of any liability, obligation, or covenant with a bank, including failure to pay, b) failure to maintain adequate collateral security value, or c) default of any material liability or obligation to another party. As of December 27, 2009, the carrying amount of the underlying debt obligations of the related entities was, in aggregate, approximately $2,938,000 and the Company's guarantee extends for the full term of the debt agreements, the last of which expires in 2019. This amount is also the maximum potential amount of future payments the Company could be required to make under the guarantees. As noted above, the Company and the related entities for which it has provided the guarantees operate under common ownership and management control and, in accordance with FASB ASC 460, Guarantees, the initial recognition and measurement provisions of ASC 460 do not apply. At December 27, 2009, payments on the debt obligations were current.

Long term debt (Note 5) contains two promissory notes in the amount of $100,000 each, along with accrued interest, due to two of DRH's stockholders. The notes bear interest at a rate of 3.2% per annum and are being repaid over a two-year period that commenced January 2009 in monthly installments of approximately $4,444 each.

Long term debt (Note 5) also includes a promissory note to a DRH stockholder in the amount of $250,000. The note is a demand note that does not require principal or interest payments. Interest is accrued at 8.00% and is compounded quarterly. The Company has 180 days from the date of demand to pay the principal and accrued interest.

See financial statement Note 8 for related party lease transactions.

5. LONG TERM DEBT

Long-term debt consists of the following obligations:

	December 27 2009	December 31 2008
Note payable to a bank secured by the property and equipment of AMC Grand Blanc, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. The agreement calls for interest only payments through February 2009 with monthly principal and interest payments of approximately $15,000 for the period beginning March 2009 through maturity in February 2011. Interest is charged based on the one month London InterBank Offered Rate ("LIBOR") plus 2.5% (effective annual rate of approximately 2.73% at December 27, 2009).	$ 206,396	$ 349,915
Note payable to a bank secured by the property and equipment of AMC Grand Blanc, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. Scheduled monthly principal and interest payments are approximately $11,800 through maturity in February 2015. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of approximately 6.05%.	634,081	735,829
Note payable to a bank secured by the property and equipment of AMC Petoskey, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. The agreement calls for interest only payments through February 2009 with monthly principal and interest payments of approximately $14,800 for the period beginning March 2009 through maturity in February 2011. Interest is charged based on the one month LIBOR rate plus 2.5% (effective annual rate of approximately 2.73% at December 27, 2009).	201,510	345,445
Note payable to a bank secured by the property and equipment of AMC Petoskey, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. The agreement calls for payments of principal and interest of approximately $12,200 for the period beginning July 2008 through maturity in June 2015. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of approximately 6.98%.	661,651	757,153
Note payable to a bank secured by the property and equipment of Berkley Burgers, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. Scheduled monthly principal and interest payments are approximately $6,900 including annual interest charged based on a swap arrangement designed to yield a fixed annual rate of approximately 6.95%. The note matures in November 2014.	361,129	417,051

Note payable to a bank secured by the property and equipment of AMC Troy, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. The agreement calls for monthly payments of principal and interest of approximately $15,600 for the period beginning July 2008 through maturity in June 2015. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of approximately 7.28%.	835,442	955,417
Note payable to a bank secured by the property and equipment of AMC Troy, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. The agreement calls for a line of credit up to $476,348, and interest only payments through February 2009 with monthly principal and interest payments of approximately $8,600 for the period beginning March 2009 through maturity in February 2014. Interest is charged based on the one month LIBOR plus 2.75% (effective annual rate of approximately 2.98% at December 27, 2009).	396,957	476,348
Note payable to a bank secured by the property and equipment of AMC North Port, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. Scheduled monthly principal and interest payments are approximately $12,400 with annual interest charged at 9.15%. The note matures in November 2014.	604,373	696,707
Note payable to a bank secured by the property and equipment of AMC Riverview, Inc. as well as corporate and personal guarantees of DRH, certain stockholders, and various related parties. Scheduled monthly principal and interest payments are approximately $12,200 with annual interest charged at 8.67%. The note matures in December 2014.	611,531	704,449
Note payable to a bank secured by generally all assets of Ann Arbor Burgers, Inc. as well as personal guarantees of certain stockholders, and various related parties. Scheduled monthly principal and interest payments are approximately $7,669. Interest is charged at a fixed annual rate of approximately 7.50%. The note matures in December 2015.	443,537	500,000
Obligation under capital leases (see note 9)	693,196	-
Notes payable – related parties (see note 4)	354,848	541,780
Total long-term debt	$ 6,004,651	$ 6,480,094
Less current portion	1,402,742	1,454,867
Long-term debt, net of current portion	**$ 4,601,909**	**$ 5,025,227**

Scheduled principal maturities of long-term debt for each of the five years succeeding December 27, 2009 and thereafter are summarized as follows:

Year	Amount
2010	$ 1,402,742
2011	1,076,968
2012	1,101,832
2013	952,990
2014	867,819
Thereafter	602,300
Total	**$ 6,004,651**

Interest expense was $445,820 and $289,681 (including related party interest expense of $22,624 in 2009 and $9,316 in 2008 – see Note 4) in the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively.

The above agreements contain various customary financial covenants generally based on the performance of the specific borrowing entity and other related entities. The more significant covenants consist of a minimum global debt service ratio, maximum global funded indebtedness to EBITDA ratio and a Corporate Fixed Charge Coverage Ratio.

6. CAPITAL STOCK (INCLUDING PURCHASE WARRANTS AND OPTIONS)

On July 30, 2007, DRH granted options for the purchase of 150,000 shares of common stock to the directors of the Company. These options vest ratably over a three year period and expire nine years from issuance. Once vested, the options can be exercised at a price of $2.50 per share. Stock option expense of $32,312 and $32,312, as determined using the Black-Scholes model, was recognized during the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively, as compensation cost in the consolidated statements of operations and as additional paid-in capital on the consolidated statement of stockholders' equity to reflect the fair value of shares vested as of December 27, 2009. The fair value of unvested shares, as determined using the Black-Scholes model, is $18,899 as of December 27, 2009. The fair value of the unvested shares will be amortized ratably over the remaining vesting term. The valuation methodology used an assumed term based upon the stated term of three years, a risk-free rate of return represented by the U.S. Treasury Bond rate and volatility factor of 0 based on the concept of minimum value as defined in FASB ASC 718, Compensation–Stock Compensation. A dividend yield of 0% was used because the Company has never paid a dividend and does not anticipate paying dividends in the reasonably foreseeable future.

In October 2009, one member of the Board of Directors exercised 6,000 vested options at a price of $2.50 per share.

On November 30, 2006, pursuant to a private placement, DRH issued warrants to purchase 800,000 common shares at a purchase price of $1 per share. These warrants vest over a three year period from the issuance date and expire three years after issuance. The fair value of these warrants, which totaled approximately $145,000 as determined using the Black-Scholes model, was recognized as an offering cost in 2006. The valuation methodology used an assumed term based upon the stated term of three years, a risk-free rate of return represented by the U.S. Treasury Bond rate and volatility factor of 0 based on the concept of minimum value as defined in FASB ASC 505-50, Equity Based Payments to Non-employees. A dividend yield of 0% was used because the Company has never paid a dividend and does not anticipate paying dividends in the reasonably foreseeable future. An extension of time to exercise warrants until December 31, 2009 was approved by resolution of the disinterested directors of the Company. As of December 27, 2009, 550,000 warrants were exercised at the option price of $1.

In the third quarter of 2008, the Company issued 140,000 common shares in exchange for approximately $735,000 raised in connection with its initial public offering.

At December 27, 2009, 144,000 shares of authorized common stock are reserved for issuance to provide for the exercise of the Company's stock options.

The Company has authorized 10,000,000 shares of preferred stock at a par value of $0.0001. No preferred shares are issued or outstanding as of December 27, 2009. Any preferences, rights, voting powers, restrictions, dividend limitations, qualifications, and terms and conditions of redemption shall be set forth and adopted by a board of directors' resolution prior to issuance of any series of preferred stock.

7. INCOME TAXES

The (provision) benefit for income taxes consists of the following components for the fiscal year ended December 27, 2009 and the year ended December 31, 2008:

	2009	2008
Federal		
Current	$ -	$ -
Deferred	(194,480)	361,839
State		
Current	(17,427)	-
Deferred	(40,157)	158,938
Income Tax (Provision) Benefit	**$ (252,064)**	**$ 520,777**

The (provision) benefit for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to loss before income taxes. The items causing this difference are as follows:

	2009	2008
Income tax (provision) benefit at federal statutory rate	$ (207,455)	$ 291,114
State income tax (provision) benefit	(57,585)	158,938
Permanent differences	(32,111)	(20,967)
Tax credits	93,500	59,920
Other	(48,413)	31,772
Income Tax (Provision) Benefit	**$ (252,064)**	**$ 520,777**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company expects the deferred tax assets to be fully realizable within the next several years. Significant components of the Company's deferred income tax liabilities and assets are summarized as follows:

	2009	2008
Deferred tax assets:		
Net operating loss carry forwards	$ 954,370	$ 1,028,689
Deferred rent expense	78,998	38,699
Start-up costs	104,327	77,292
Tax credit carry-forwards	164,366	69,260
Swap loss recognized for book	56,970	86,289
Other – including state deferred tax assets	193,781	270,244
Total deferred assets	1,552,812	1,570,473
Deferred tax liabilities:		
Other – including state deferred tax assets	146,325	87,188
Tax depreciation in excess of book	1,159,733	883,328
Total deferred tax liabilities:	1,306,058	970,516
Net deferred income tax assets	**$ 246,754**	**$ 599,957**

If deemed necessary by management, the Company establishes valuation allowances in accordance with the provisions of FASB ASC 740, Income Taxes. Management continually reviews realizability of deferred tax assets and the Company recognizes these benefits only as reassessment indicates that it is more likely than not that such tax benefits will be realized.

The Company expects to use net operating loss and general business tax credit carry-forwards before their 20 year expiration. This belief is based upon the Company's option to purchase the nine affiliated restaurants currently managed by DRH. Net operating loss carry-forwards of $273,141 and $2,533,830 will expire in 2029 and 2028, respectively. General business tax credits of $93,500, $59,722 and $11,144 will expire in 2029, 2028 and 2027, respectively.

On January 1, 2007, the Company adopted the provisions of FASB ASC 740 regarding the accounting for uncertainty in income taxes. There was no impact on the Company's consolidated financial statements upon adoption.

The Company classifies all interest and penalties as income tax expense. There are no accrued interest amounts or penalties related to uncertain tax positions as of December 27, 2009.

In July 2007, the State of Michigan signed into law the Michigan Business Tax Act ("MBTA"), replacing the Michigan Single Business Tax with a business income tax and a modified gross receipts tax. This new tax took effect January 1, 2008, and, because the MBTA is based or derived from income-based measures, the provisions of FASB ASC 740, Income Taxes, apply as of the enactment date. The law, as amended, established a deduction to the business income tax base if temporary differences associated with certain assets results in a net deferred tax liability as of December 31, 2007 (the year of enactment of this new tax). This deduction has a carry-forward period to at least tax year 2029. This benefit amounts to $33,762.

The Company is a member of a unitary group with other parties related by common ownership according to the provisions of the Michigan Business Tax Act. This group will file a single tax return for all members. An allocation of the current and deferred MBT incurred by the unitary group has been made based on an estimate of MBT attributable to the Company and has been reflected as state income tax expense in the accompanying consolidated financial statements consistent with the provisions of ASC 740.

The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions.

8. OPERATING LEASES (INCLUDING RELATED PARTY)

The Company leases its current office facilities under a lease which expires April 30, 2010. The agreement requires rent to be paid in monthly installments of $3,835.

The Company renegotiated its lease for AMC Northport, Inc. Effective March 1, 2009, the base rent is approximately $6,129, reduced from approximately $12,267, through February, 2011. For consideration of the above rent modification, Diversified Restaurant Holdings, Inc. agrees to guarantee the rent for a period of five years beginning March 1, 2009. The lease contains two (2) five-year options to extend.

The Company renegotiated its lease for AMC Riverview, Inc. Effective April 1, 2009; the base rent has been reduced to approximately $9,600 from approximately $12,800 through March, 2010. The lease contains two (2) five-year options to extend.

Berkley Burgers, Inc. has signed a lease for restaurant space from an entity related through common ownership. The 15-year lease commenced in February 2008 and requires monthly payments of approximately $6,300. This lease contains three (3) five-year options to extend.

AMC Grand Blanc, Inc. lease payments commenced March 2008 and require monthly payments of approximately $10,300. The 10-year lease expires in 2018. This lease contains two (2) five-year options to extend.

AMC Troy, Inc. and Ann Arbor Burgers, Inc. lease payments commenced in August 2008. Both leases have ten year terms expiring in 2018 and monthly payments of approximately $13,750 and $6,890, respectively. Each lease contains two (2) five-year options to extend.

AMC Petoskey, Inc.'s lease commenced in August 2008 under a 10 year term expiring in 2018. Monthly lease payments of approximately $9,000 began in September 2009. This lease contains two (2) five-year options to extend.

AMC Flint, Inc.'s lease commenced in December 2008 under a 10 year term expiring in 2018. The lease requires monthly payments of approximately $4,800. This lease contains three (3) five-year options to extend.

AMC Port Huron, Inc.'s lease commenced in June 2009 under a 10 year term expiring in 2019. The lease requires monthly payments of approximately $6,500. This lease contains three (3) five-year options to extend.

Troy Burgers, Inc. signed a lease for restaurant space in Novi, MI; the site of the third Bagger Dave's restaurant. The lease is not expected to commence until the first quarter of 2010. The lease term is 10 years with two (2) five-year options to extend. Monthly lease payments will be approximately $7,000 per month.

Total rent expense was $951,760 and $636,131 for the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively. Of these amounts, $83,488 and $76,351 for the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively, were paid to a related party.

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases with initial or remaining lease terms in excess of one year at December 27, 2009 are summarized as follows:

Year	Amount
2010	$ 925,113
2011	953,115
2012	997,349
2013	1,046,209
2014	1,074,534
Thereafter	4,277,584
Total	**$ 9,273,904**

9. CAPITAL LEASES

In January 2009, the Company entered into an agreement to sell and immediately lease back various equipment and furniture at its Flint location. The lease requires 48 monthly payments of approximately $10,854, including applicable taxes, with an option to purchase the assets under lease for $100 at the conclusion of the lease. This transaction is reflected in the consolidated financial statements as a capital lease with the assets recorded at their purchase price of $427,902 and depreciated as purchased furniture and equipment, and the lease obligation is included in long term debt at its present value.

In May 2009, the Company entered into an agreement to sell and immediately lease back various equipment and furniture at its Port Huron location. The lease requires 48 monthly payments of approximately $10,778, excluding applicable taxes, with an option to purchase the assets under lease for $100 at the conclusion of the lease. This transaction is reflected in the consolidated financial statements as a capital lease with the assets recorded at their purchase price of $430,877 plus $31,041 of sales tax paid upfront and depreciated as purchased furniture and equipment, and the lease obligation is included in long term debt at its present value.

The following is a schedule by years of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of the date of the lease:

Year	Amount
2010	$ 259,585
2011	259,585
2012	259,585
2013	43,112
2014	-
Total minimum lease payments	821,867
Less amount representing interest	128,671
Present value of minimum lease payments	**$693,196**

10. COMMITMENTS AND CONTINGENCIES

The Company has management service agreements in place with nine Buffalo Wild Wings restaurants located in Michigan and Florida. These management service agreements contain an option that allows WINGS to purchase each restaurant for a price equal to a factor of twice the average earnings before interest, taxes, depreciation, and amortization of the restaurant for the previous three fiscal years less long term debt. This option may be exercised by the subsidiary up to and including thirty days following the two-year anniversary date of the Company's initial public offering completed by the Company. The two year anniversary will occur on August 1, 2010. The Company plans to exercise the option early and purchase the nine restaurants on February 1, 2010. Such exercise has always been part of the Company's strategic plan.

The Company assumed from a related entity an "Area Development Agreement" with Buffalo Wild Wings, Inc. in which the Company undertakes to open 23 Buffalo Wild Wings restaurants within their designated "development territory," as defined by the agreement, by October 1, 2016. On December 12, 2008, this agreement was amended adding 9 additional restaurants and extending the date of fulfillment to March 1, 2017. Failure to develop restaurants in accordance with the schedule detailed in the agreement could lead to potential penalties of $50,000 for each undeveloped restaurant, payment of the initial franchise fees for each undeveloped restaurant and loss of rights to development territory. As of December 27, 2009, of the 32 restaurants required to be opened, ten of these restaurants had been opened for business, seven of which are Company owned.

The Company is required to pay Buffalo Wild Wings, Inc. royalties (5% of net sales) and advertising fund contributions (3% of net sales) for the term of the individual franchise agreements. The Company incurred $775,098 and $424,411 in royalty expense in the fiscal year ended December 27, 2009 and the year ended December 31, 2008 respectively. Advertising fund contribution expenses were $459,087 and $244,561 in the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively.

The Company is required by its various Buffalo Wild Wings, Inc. franchise agreements to modernize the restaurants during the term of the agreement. The individual agreements generally require improvements between the fifth year and the tenth year to meet the most current design model that Buffalo Wild Wings, Inc. has approved. The modernization costs can range from approximately $50,000 to approximately $500,000 depending on the individual restaurant's needs.

The Company is subject to ordinary, routine, legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business. The ultimate outcome of any litigation is uncertain. While unfavorable outcomes could have adverse effects on the Company's business, results of operations and financial condition, management believes that the Company is adequately insured and does not believe that any pending or threatened proceedings would adversely impact the Company's results of operations, cash flows or financial condition.

AMC Group, Inc., a wholly owned subsidiary of DRH, became a guarantor to an operating lease at one of our Affiliated restaurants. The guarantee began April 1, 2009 and continues for four years. The amount guaranteed is $115,733 in year 1, $136,533 in year 2 and $147,200 in years 3 and 4.

11. SUPPLEMENTAL CASH FLOWS INFORMATION

Other Cash Flows Information

Cash paid for interest was $445,820 and $289,681 during the fiscal year ended December 27, 2009 and the year ended December 31, 2008, respectively.

Cash paid for income taxes was $0 and $0 during the fiscal year ended December 27, 2009 and the fiscal year ended December 31, 2008, respectively.

Supplemental Schedule of Non-Cash Investing and Financing Activities

Capital expenditures of $858,779 were funded by capital lease borrowing during the fiscal year ended December 27, 2009.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 27, 2009 and December 31, 2008, our financial instruments consisted of cash equivalents, accounts receivable, accounts payable and debt. The fair value of cash equivalents, accounts receivable, accounts payable and short term debt approximate their carrying value, due to their short-term nature. Also, the fair value of Notes Payable – Related Parties approximates the carrying value due to their short term maturities. As of December 27, 2009, our total debt, less related party debt, was approximately $5.6 million and had a fair value of approximately $5.7 million. As of December 31, 2008, our total debt was approximately $5.9 million and had a fair value of approximately $5.2 million. The Company estimates the fair value of its fixed-rate debt using discounted cash flow analysis based on the Company's incremental borrowing rate.

There was no impact for adoption of FASB ASC 820, Fair Value Measurements and Disclosures, to the consolidated financial statements as of September 30, 2009. ASC 820 requires fair value measurement to be classified and disclosed in one of the following three categories:

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Interest rate swaps held by the Company for risk management purposes are not actively traded. The Company measures the fair value using broker quotes which are generally based on market observable inputs including yield curves and the value associated with counterparty credit risk. The interest rate swaps discussed in Notes 1 and 5 fall into the Level 2 category under the guidance of ASC 820. The fair market value of the interest rate swaps as of December 27, 2009 was a liability of $167,559, which is recorded in other liabilities on the consolidated balance sheet. The fair value of the interest rate swaps at December 31, 2008 was a liability of $253,792. Unrealized gain associated with interest rate swap positions in existence at December 27, 2009, which are reflected in the statement of operations, totaled $86,233 for the fiscal year ended December 27, 2009 and are included in other income/loss.

13. SUBSEQUENT EVENTS

Subsequent to December 27, 2009, the Company acquired the nine affiliated Buffalo Wild Wings restaurants it managed. On February 1, 2010, WINGS purchased each restaurant. Under the terms of the Purchase Agreements, the purchase price for each of the Affiliated Restaurants was determined by multiplying each company's average annual earnings before interest, taxes, depreciation and amortization ("EBITDA"), for the previous three (3) fiscal years (2007, 2008 and 2009) by two, and subtracting the long-term debt of such company. Two of the Affiliated Restaurants did not have a positive purchase price under the above formula. As a result, the purchase price for those entities was set at $1.00 per membership interest percentage. The total purchase price for these nine restaurants was $3,134,790. The acquisition of the Affiliated Restaurants was approved by resolution of the disinterested directors of the Company, who determined that the acquisition terms were at least as favorable as those that could be obtained through arms-length negotiations with an unrelated party. The Company has paid the purchase price for each of the Affiliated Restaurants to each selling shareholder by issuing an unsecured promissory note for the pro rata value of the equity interest in the Affiliated Restaurants. The promissory notes bear interest at 6% per year, mature on February 1, 2016, and are payable in quarterly installments, with principal and interest fully amortized over six years.

Subsequent to December 27, 2009, and prior to January 1, 2010, the remaining 250,000 private placement warrants were exercised at the option price of $1.

Subsequent to December 27, 2009, the Company opened its third Bagger Dave's location in Novi, MI. Troy Burgers, Inc. opened to the public on February 21, 2010.

Subsequent to December 27, 2009, the Company relocated its general offices to 27680 Franklin Road, Southfield, MI, 48034. Effective March 1, 2010, the Company will occupy 5,340 square feet of office space for a period of fifty-one (51) months with two (2) two-year options. Rent payments begin May 1, 2010 at $4,450 per month.

Subsequent to December 27, 2009, the Company entered into an agreement to sell and immediately lease back various equipment and furniture at its Novi Bagger Dave's location. The lease requires thirty-six (36) monthly payments of approximately $8,155 with an option to purchase the assets under lease for $1 at the conclusion of the lease. This transaction will be reflected in the consolidated financial statements as a capital lease with the assets recorded at their purchase price of $250,000 and depreciated as purchased furniture and equipment and the lease obligation will be included in long term debt at its present value.

The Company evaluated subsequent events for potential recognition and/or disclosure through March 25, 2010, the date the consolidated financial statements were issued.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 27, 2009

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File No. 000-53577

DIVERSIFIED RESTAURANT HOLDINGS, INC.

(Exact name of small business issuer as specified in its charter)

Nevada	03-0606420
(State of other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
27680 Franklin Rd. Southfield, MI	48034
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code:
(248) 223-9160

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.0001 par value per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [___] No [___]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ]

Non-accelerated filer [ ] Smaller reporting company [X]

(Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

5,806,521 common shares @ $5.25* = $30,484,235.25

*Average of bid and ask closing prices on June 30, 2009.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [ ] No. [ ]

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

18,876,000 common shares issued and outstanding as of March 26, 2010

DOCUMENTS INCORPORATED BY REFERENCE:

None.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 27, 2009 (the "Original Report"), which was filed with the Securities and Exchange Commission on March 26, 2010, is to set forth the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K because a definitive proxy statement containing such information will not be filed within 120 days after the end of the fiscal year covered by the Original Report. This Amendment amends and restates in its entirety Items 10, 11, 12, 13 and 14 of Part III of the Original Report. As a result of this Amendment No. 1, the Company is also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1. Except as set forth in Part III and Part IV below, no other changes are made to the Original Report. Unless expressly stated, this Amended Report does not reflect events occurring after the filing of the Original Report, nor does it modify or update in any way the disclosures contained in the Original Report, which speak as of the date of the original filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report and our other SEC filings subsequent to the filing of the Original Report. The reference on the cover of the Original Filing to the incorporation by reference of the registrant's definitive proxy statement into Part III of the Original Filing is hereby deleted.

TABLE OF CONTENTS

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Information about our director nominees and executive officers is set forth below. There are no family relationships among any of our directors, nominees for director and executive officers.

Name, Age, and Position with the Company	Has Served As Director Since
Directors Who Are both Currently Serving and Nominees for Election	
T. Michael Ansley, 39, Director, Chairman of the Board, President and Chief Executive Officer	2006
David G. Burke, 38, Director, Chief Financial Officer, Treasurer	2006
Jay Alan Dusenberry, 38, Director, Secretary	2006
David Ligotti, 52, Director	2006
Gregory J. Stevens, 39, Director	2006
New Nominees for Election	
Joseph M. Nowicki, 48, Director Nominee	N/A
Bill McClintock, 59, Director Nominee	N/A
Executive Officers (Who Are Not Also Directors)	
Jason Curtis, 29, Chief Operating Officer	
Shannon Kubenez, 31, Director of Marketing	
Kristine Werda, 33, Director of Human Resources	

Our executive officers are generally appointed each year at the annual meeting of our Board of Directors. Their terms of office are at the discretion of our Board of Directors.

The factual information below for each director, nominee for election as a director and for each executive officer, has been provided by that person. The particular experience, qualifications, attributes or skills that led our Board of Directors to conclude that each should serve on our Board, in light of our business and structure, was determined by our Board or its Disclosure Controls, Governance and Nominating Committee.

T. Michael Ansley is the President, CEO and Chairman of the Board of Directors of the Company, and he has held these positions since our inception. Mr. Ansley serves in similar positions for our wholly owned subsidiaries AMC Group, Inc., AMC Wings, Inc. and AMC Burgers, Inc. From 1998 to the present, Mr. Ansley has been the President and Manager of AMC Group, LLC, and a predecessor to the Company. Mr. Ansley is a member of the Executive Board of the Children's Leukemia Foundation of Michigan. In 1993, Mr. Ansley received a Bachelor of Science degree in business administration from the University of Dayton, located in Dayton, Ohio.

We believe Mr. Ansley is well-qualified to serve as a director of the corporation due to his extensive experience in restaurant management, operations, and development and his demonstrated business leadership abilities. Mr. Ansley founded the Company, leading it from inception in 2006 to total revenues of approximately $19 million in fiscal year 2009.

David G. Burke was appointed Chief Financial Officer and Treasurer of the Company on March 22, 2010. Mr. Burke is a Member of our Board of Directors and has served in that capacity since our inception. Mr. Burke also served as Secretary from our inception to March 22, 2010, and as a Member of the Audit Committee and Audit Committee Chairman from 2007 to March 22, 2010, when he relinquished those roles to serve as Chief Financial Officer and Treasurer. From 2002 to March 18, 2010, Mr. Burke was employed by Federal-Mogul Corporation, a leading global supplier of powertrain and safety technologies serving the world's foremost original equipment manufacturers as well as the worldwide aftermarket, where he held roles of increasing responsibility in finance, marketing and corporate development. Mr. Burke resigned from his position at Federal Mogul to accept the position as our Chief Financial Officer and Treasurer. In 1993, Mr. Burke earned a Bachelor of Science degree in mechanical engineering from the University of Dayton, located in Dayton, Ohio. In 2002 Mr. Burke received a Master of Business in Business Administration, with a concentration in Finance from the University of Michigan, Ross School of Business, located in Ann Arbor, Michigan.

We believe Mr. Burke is well-qualified to serve as a director of the corporation due to his strong leadership, business acumen and analytical skills, including a unique proficiency with regard to financial modeling and market analysis. Mr. Burke honed his skill set through eight years of experience with a $7 billion global public corporation, while handling special projects for executive management such as business development through acquisition, labor cost-reduction initiatives, strategic planning and supply chain management.

Jay Alan Dusenberry is a member of the Board of Directors, and has held that position since our inception. Mr. Dusenberry served as the Treasurer of the Company from our inception to March 22, 2010, at which time he relinquished the role of Treasurer and was appointed as Secretary of the Company. Mr. Dusenberry has been a member of the Audit Committee since its inception in 2007, and was elected Audit Committee Chairman on March 22, 2010. From 1997 to the present, Mr. Dusenberry has been employed as the Vice President of Operations for Cold Heading Company, an automotive supplier located in Warren, Michigan. In 1993, Mr. Dusenberry received a Bachelor of Science degree in finance from the University of Dayton, located in Dayton, Ohio. In 2004, Mr. Dusenberry received an MBA degree from the University of Detroit Mercy, located in Detroit, Michigan.

We believe Mr. Dusenberry is well-qualified to serve as a director of the Company due to his 17-years of experience in business leadership positions, including experience as a financial analyst for a health care system and senior administrative roles as a plant manager, director and vice president in the automotive manufacturing industry.

David Ligotti is a member of the Board of Directors and he has held that position since our inception. From 1996 to the present, Mr. Ligotti has owned and operated Oakwood Business Services, LLC, an accounting, tax and consulting firm located in Ann Arbor, Michigan. Mr. Ligotti received a Bachelor of Arts degree in political science in 1979 from Kalamazoo College, located in Kalamazoo, Michigan. In 1981 Mr. Ligotti received a Masters of Business Administration degree with a major in accounting from the University of Michigan, located in Ann Arbor, Michigan. In 1984, Mr. Ligotti received a Master of Science in Taxation degree from Walsh College, located in Troy, Michigan.

We believe Mr. Ligotti is well-qualified to serve as a director of the Company because he has been a CPA and MBA for nearly 30 years and has 25 years of experience in restaurant finance, technology, operation, administration and accounting.

Gregory J. Stevens is a member of the Board of Directors and he has held that position since our inception. From 1992 to the present, Mr. Stevens has been a Strategic Engineer and partner of Cold Heading Company, an automotive supplier of fasteners located in Warren, Michigan. Mr. Stevens is currently a member of Desert Rock Enterprises, LLC, an investment company located in Las Vegas, Nevada, an owner and director of Beachlawn, Inc., an industry-leading tier-one automotive supplier, and a director of Ajax Metal Processing, Inc., a leading industrial steel parts heat treating and plating company located in Warren, Michigan. Mr. Stevens received a Bachelor of Science degree in engineering in 1993 from the University of Dayton, located in Dayton, Ohio. Mr. Stevens attended Oakland University, located in Rochester, Michigan from 1995 to 1996, where he was enrolled in the Master of Business Administration program.

We believe Mr. Stevens is well-qualified to serve as a director of the Company because of his analytical engineering background, ownership of multiple successful businesses, diverse background in operating all facets of a business and his conservative approach to cash-flow management.

Joseph M. Nowicki has been nominated to serve as a new member of our Board of Directors. Mr. Nowicki is currently employed as the Chief Financial Officer of Spartan Motors, Inc. a position he assumed on June 29, 2009. Spartan Motors is a NASDAQ-listed specialty vehicle manufacturer (SPAR) with annual revenues of approximately $500 million based in Charlotte, Michigan. In addition to his duties as Chief Financial Officer, Mr. Nowicki's responsibilities with Spartan Motors include primary responsibility for human resources and information systems of the business. Prior to his appointment by Spartan Motors, Mr. Nowicki worked in various capacities with the Michigan-based furniture manufacturer, Herman Miller, Inc., for approximately 17 years. During that time, Mr. Nowicki gained experience in financial management and operations in his positions as Vice President of International Finance and Vice President within North American finance. More recently, he served as Treasurer and as a member of Herman Miller's key leadership, managing all treasury activities for the company, including establishing the overall capital and debt structure, overseeing the pension and investment strategy, and leading investor relations activities. Before joining Herman Miller, Mr. Nowicki held several operations and finance positions, including working for IBM and General Motors and spending several years in public accounting.

We believe Mr. Nowicki is well-qualified to serve as a member of the Board due to his extensive public company experience, and specialized accounting, finance and capital markets expertise. If elected, we anticipate that Mr. Nowicki will also serve as a member of our Audit Committee as an independent director.

Bill McClintock has been nominated to serve as a new member of our Board of Directors. Mr. McClintock has 24 years of experience in franchise development and relations. Mr. McClintock is currently employed as the Senior Vice President of Development for MacAlister's Franchise Corporation, a position he has held since November, 2008. In this role, Mr. McClintock is responsible for all aspects of franchise sales, real estate and construction and for expansion of McAlister's Select into airports, colleges, hospitals and casinos. From 1997 to 2008, Mr. McClintock served as the Vice President of Franchise Sales and Development for Buffalo Wild Wings, Inc. in Minneapolis, Minnesota, where he was directly responsible for selling more than 120 new franchise/development agreement and the execution of an additional 200 trailing franchise agreements.

We believe that Mr. McClintock is well-qualified to serve as a member of the Board due to his extensive franchise expertise. This expertise is particularly relevant to our business as both an owner-operator of Buffalo Wild Wings franchises and our planned franchising of our Bagger Dave's concept.

Jason Curtis is the Company's Chief Operating Officer. Mr. Curtis joined the Company in 2000 and was appointed to his current position in 2002. Prior to his current role, Mr. Curtis worked in progressively advancing positions of increasing responsibility starting at the ground level in the kitchen of BWW. He plays an integral role in identifying and developing unit level management and multi-unit supervisors to address the Company's expansion plans. Mr. Curtis serves on the Buffalo Wild Wings National Leadership Council, a position he was elected to by fellow franchisees within the Buffalo Wild Wings system.

Shannon Kubenez, our Director of Marketing, joined the Company in May 2006 as Marketing Coordinator. She was promoted to Director of Marketing in 2007 and oversees all local marketing and media for Buffalo Wild Wings and the marketing and brand development strategy for Bagger Dave's. In July 2009, she was appointed to the Board of Directors for the Berkley Downtown Development Authority and is also a member of the American Marketing Association. She has more than six years of progressive marketing experience, initially at WOMC-FM where she specialized in event management for the station's clients. Prior to joining the Company, Ms. Kubenez worked at the National Multiple Sclerosis Society, Michigan Chapter for over four years. Ms. Kubenez earned a Bachelor of Arts degree in Communications from Bethel College in Mishawaka, IN.

Kristine Werda, our Director of Human Resources, joined the company in October 2002, working at our Novi Buffalo Wild Wings location. In November 2005, Ms. Werda was promoted to management, as well as a part time HR assistant. In June 2006, Ms. Werda was promoted to her current position, Director of Human Resources. Ms. Werda provides employee relation support for the management and administration teams and acts as a team member advocate. Her main responsibility is completing human resource administrative systems and the development of solutions to support the activities and functions of the human resource department. Ms. Werda is a member of the Society for Human Resource Management (SHRM) and the National Association of Professional Women (NAPW). Ms. Werda graduated with departmental honors at Oakland University earning her Bachelor's degree in Human Resource Development. Ms. Werda is currently studying at Walsh University for a Masters in Business Administration (MBA) focusing on Strategic Leadership.

Corporate Governance

Board Meetings

The Board of Directors met four (4) times in Fiscal Year 2009. During 2009, each director attended at least 75% of the total number of meetings of our Board and its committees on which he or she then served.

Board Committees

Our Board of Directors has, and appoints members to, three standing committees: the Audit Committee, the Disclosure Controls, Governance and Nominating Committee, and the Compensation Committee. The membership of these committees, as of April 21, 2010, was as follows:

Audit Committee	Disclosure Controls, Governance and Nominating Committee	Compensation Committee
Jay Dusenberry*	Michael Ansley	David Ligotti
Gregory Stevens	David Burke	Gregory Stevens
	Gregory Stevens	

*Committee chairman

Each of these committees has a written charter that has been approved by our Board of Directors and is available in the investor relations section of our website, www.diversifiedrestaurandholdings.com.

Audit Committee

Our Audit Committee is solely responsible for appointing and reviewing fee arrangements with our independent accountants, and approving any non-audit services by our independent accountants. Our Audit Committee reviews and monitors our internal accounting procedures and reviews the scope and results of the annual audit and other services provided by our independent accountants. The Audit Committee is also responsible for overseeing our compliance with legal and regulatory requirements, including our disclosure controls and procedures. Our Audit Committee currently consists of Messrs. Jay A.

Dusenberry and Gregory J. Stevens. Our Board has determined that each of the Members of the Audit Committee meets the criteria for independence under the statement provided by the NASDAQ Stock Market.

We believe that each of the members of the Audit Committee is financially sophisticated and is able to read and understand our consolidated financial statements. The Audit Committee met four times during 2009 and both members attended each meeting. The Chairman of the Audit Committee was present at all meetings. Our Board of Directors has determined that Mr. Dusenberry is an audit committee financial expert as defined in Item 401 of Regulation S-K.

Disclosure Controls, Governance and Nominating Committee

The purposes of our Disclosure Controls, Governance and Nominating Committee are to: (i) ensure that all disclosures made by the Company to its stockholders or the investment community fairly present the Company's financial condition and the results of operations in all material respects and such disclosures are accurate, complete, and timely made as required by applicable laws and any applicable stock exchange requirements; (ii) advise and make recommendations to the Board of Directors with respect to corporate governance principles and practices; and (iii) recommend qualified candidates to the Board for election as directors of the Company, including the slate of directors that the Board proposes for election by shareholders at the annual meetings and candidates to fill vacancies occurring between annual meetings.

The committee will consider nominees for directors nominated by stockholders upon submission in writing to our corporate secretary of the names of such nominees in accordance with our bylaws. Our Disclosure Controls, Governance and Nominating Committee currently consists of Messrs. T. Michael Ansley, David G. Burke, and Gregory J. Stevens. The Disclosure Controls, Governance and Nominating Committee met one time during 2009 and all members of the committee were present at that meeting.

The Disclosure Controls Governance and Nominating Committee has used an informal process to identify potential candidates for nomination as directors. Candidates for nomination have been recommended by an executive officer or director, and considered by the Disclosure Controls Governance and Nominating Committee and the Board of Directors. Generally, candidates have been members of the Southeast Michigan community who have been known to one or more of our Board members. The Disclosure Controls Governance and Nominating Committee has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. In evaluating candidates for nomination, the Disclosure Controls Governance and Nominating Committee will consider the factors it believes to be appropriate. These factors would generally include the candidate's personal and professional integrity, business judgment, relevant experience and skills, and potential to be an effective director in conjunction with the rest of our Board of Directors in collectively serving the long-term interests of our shareholders. We do not have a specific policy relating to the consideration of diversity in identifying director candidates. However, the Disclosure Controls Governance and Nominating Committee does consider the diversity of our Board when identifying director candidates. The amount of consideration given to diversity varies with the Disclosure Controls Governance and Nominating Committee's determination of whether we would benefit from expanding the Board's diversity in a particular area. We believe this policy has been effective in identifying candidates with the diverse business experience necessary to lead our growing Company.

Although the Governance and Nominating Committee has the authority to retain a search firm to assist it in identifying director candidates, there has to date been no need to employ a search firm. The Governance and Nominating Committee does not evaluate potential nominees for director differently based on whether they are recommended by a shareholder.

Shareholders who themselves wish to effectively nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Governance and Nominating Committee for its consideration, are required to comply with the advance notice and other requirements set forth in our bylaws.

Compensation Committee

Our Compensation Committee is primarily responsible for reviewing and approving the compensation and benefits of our executive officers; evaluating the performance and compensation of our executive officers in light of our corporate goals and objectives; and making recommendations to our board of directors regarding these matters. Our Compensation Committee currently consists of Messrs. David Ligotti and Gregory J. Stevens. The Compensation Committee met two times during 2009 and both members of he committee were present at all meetings.

The Compensation Committee's responsibilities and authority include:

- reviewing and approving the goals and objectives relating to the compensation of the Company's executive officers, and may recommend them to the Board of Directors for approval.
- determining, or recommending to the Board of Directors for determination, all elements of compensation for executive officers of the Company. Elements of compensation may include, among other items, (a) annual base salary, (b) annual cash incentive compensation, (c) cash and equity based long-term incentive compensation, (d) employment agreements, severance arrangements and change in control agreements or provisions, (e) deferred compensation and retirement plans, (f) health, disability and life insurance, and (g) special or supplemental benefits.
- evaluating, at least annually, the performance of the Company's executive officers.

The Compensation Committee has the authority to delegate appropriate matters to subcommittees as the Committee may determine in its discretion. The Compensation Committee also has the authority to retain compensation consultants, outside counsel, and other internal or external advisors to assist it in fulfilling its responsibilities, and to approve the related fees and retention terms, as it may deem appropriate in its discretion. The Compensation Committee did not retain or pay any fees to a compensation consultant in Fiscal Year 2009.

Board Leadership Structure

Our Board of Directors is led by T. Michael Ansley, our Chairman of the Board, President and Chief Executive Officer. The decision as to who should serve as Chairman of the Board, and who should serve as Chief Executive Officer, and whether those offices should be combined or separate, is properly the responsibility of our Board of Directors. The members of our Board of Directors possess considerable experience and unique knowledge of the challenges and opportunities we face, and are in the best position to evaluate our needs and how best to organize the capabilities of the directors and senior officers to meet those needs. The Board of Directors believes that the most effective leadership structure for us now is for Mr. Ansley to serve as both Chairman of the Board and Chief Executive Officer.

Mr. Ansley was our founding President and Chief Executive Officer, and has been our Chairman of the Board and Chief Executive Officer since our inception; as such the Board of Directors believes that he is uniquely qualified through his experience and expertise to be the person who generally sets the agenda for, and leads discussions of, strategic issues for our Board. Mr. Ansley was one of the key individuals behind our formation and his leadership was instrumental in the drafting and implementation of our strategic plan, as well as our mission and vision statements. Mr. Ansley's leadership, in both his Chairman of the Board and Chief Executive Officer roles, continues to ensure that we remain dedicated to and focused on our mission. Our Board believes that his dedication and focus is particularly important during these challenging economic times to ensure that we continue to differentiate ourselves from our competition while navigating the difficult economic waters and keeping us well poised for future market expansion. Our Board believes that we and our shareholders can be best-served by leaving these roles combined.

Our bylaws authorize our Board of Directors to establish an executive committee that may act on behalf of the Board in all matters except the declaration of dividends or undertaking major change transactions such as a merger or sale of substantially all the assets of the Company. However, at this time, our Board of Directors has not designated an executive committee. Instead, our Board of Directors accomplishes most of its corporate governance role, including new director and succession planning, either acting as a whole board or, as appropriate, through its Audit Committee, Disclosure Controls, Governance and Nominating Committee, and Compensation Committee, which are chartered to undertake significant activities as described below. The Board does not have a lead independent director and does not believe that designating a lead independent director would be necessary or helpful at this time.

Board Role in Risk Oversight

Our Board of Directors oversees our risk management in cooperation with management. The Board and management regularly assess and communicate regarding risks confronting the Company, including transaction specific risks, macroeconomic trends, industry developments, and risks factors unique to our business. The members of the Audit Committee also discuss various financial reporting and accounting risk factors with our internal audit firm, Oakwood Business Services, LLC.

Communications with the Board

Our Board of Directors believes that full and open communication between stockholders and members of our board is in our best interest and the best interests of our stockholders. Stockholders can contact any director or committee of the board by writing to the Chairman of the Audit Committee, Mr. Jay Alan Dusenberry at 27680 Franklin Road, Southfield, Michigan 48034. The Chairman of the Audit Committee will determine the extent to which such stockholder communications should be disseminated to other members and will address the communication with the inquiring shareholders as appropriate.

Director Attendance At Annual Meeting

Our Board of Directors does not have a policy requiring directors to attend annual meetings of Shareholders. However, we believe that the annual meeting provides an opportunity for shareholders to communicate with directors and have requested that all directors make every effort to attend the Company's Annual Meeting. We make every effort to schedule our Annual Meeting at a time and date to maximize attendance by directors, taking into account the directors' schedules. Three of our five board members attended our 2009 Annual Shareholders' Meeting.

Code of Business Conduct and Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct, provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. A copy of our corporate code of ethics may be obtained, without charge, upon written request to: 27680 Franklin Road, Southfield, Michigan 48034. The Code of Ethics may be reviewed on our website at http://www.diversifiedrestaurantholdings.

com/images/main/CodeOfEthics.pdf. A copy of our code of ethics was filed as exhibit 14 to our Form 10-K filed with the SEC on March 31, 2009. These filings may be viewed online at www.sec.gov.

Audit Committee Report

The Audit Committee has reviewed and discussed the Company's audited financial statements for Fiscal Year 2009 with management and with the Company's independent registered public accounting firm, Silberstein Ungar, PLLC. The Audit Committee has discussed with Silberstein Ungar, PLLC the matters required to be discussed by the Statement on Accounting Standards No. 61, as amended, relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from Silberstein Ungar, PLLC required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Silberstein Ungar, PLLC its independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for Fiscal Year 2009 be included in the Company's Annual Report on Form 10-K for Fiscal 2009 for filing with the Commission.

Submitted by the members of the Audit Committee:

Jay A. Dusenberry, Chairman

Gregory Stevens

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of our outstanding common stock to file with the Securities and Exchange Commission reports of changes in ownership of our common stock held by such persons. Executive officers, directors and greater than 10% stockholders are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations received from our directors and officers, we believe that all reports required to be filed under Section 16(a) for fiscal year 2009 were timely filed.

ITEM 11. EXECUTIVE COMPENSATION

The following table summarizes compensation earned by or paid to our principal executive officer and our other executive officers for our last two completed fiscal years. No other executive officer received total annual salary and bonus equal to or in excess of $100,000 during those periods.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1)	Total ($)
T. Michael Ansley	2009	86,154						11,178	97,332
President and Chief Executive Officer	2008	100,000						14,400	114,400
Jason T. Curtis	2009	70,000	15,142					8,400	93,542
Chief Operating Officer	2008	85,000	23,424					8,400	101,824

Base Salary and Bonus

Consistent with our objective of attracting and retaining highly qualified and experienced employees, we establish base salary ranges for our executive officers that are intended to be competitive for comparable positions. Base salary data for comparable industry positions are reviewed annually from survey data obtained from the Chain Restaurant Executive Compensation Report prepared by HVS Executive Search and Nations Restaurant News and other pertinent sources. Annual salary increases are tied to objective performance-based criteria established by the Compensation Committee.

The following table sets forth certain information for our executive officers concerning unexercised options, stock that has not vested, and equity incentive plan awards as of December 27, 2009.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
T. Michael Ansley	20,000	10,000		50,000	7/30/13	10,000	54,000	0	0
Jason T. Curtis	0	0	0	0	--	0	0	0	0

Directors and Compensation

The table below provides information regarding the compensation of our directors for our fiscal year ending December 27, 2009.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Ligotti	0	0	6,462	0	0	0	6,462
Jay Alan Dusenberry	0	0	6,462	0	0	0	6,462
David G. Burke	0	0	6,462	0	0	0	6,462
Gregory J. Stevens	0	0	6,462	0	0	0	6,462

(1) Compensation information for T. Michael Ansley, our President and Chief Executive Officer, is fully reflected in the Executive Compensation section above and, as such, is not repeated here.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans or pension plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, employees or consultants since we were founded.

Compensation of Directors

The members of the Board of Directors will be granted options to purchase up to 30,000 shares of our common stock in return for their services as directors. Under the terms of the Stock Option Agreement, they receive the option to purchase 10,000 shares in each of the first three years of their terms as directors. If they resign their position during that period, their options will not vest. Once vested, the options will allow the directors to purchase our common stock for $2.50 per share. The options will expire six (6) years from the date of grant. There were no reimbursement expenses paid to any director during the year ending December 27, 2009.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

There are no employment or other contracts or arrangements with officers or directors. There are no compensation plans or arrangements, including payments to be made by the Company with respect to the officers, directors, employees or consultants of the Company that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants with the Company. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control of the Company.

Personal Liability and Indemnification of Directors

Our bylaws contain provisions in accordance with the Nevada Corporate Code which reduce the potential personal liability of directors for certain monetary damages and provide for indemnification of directors and other persons. We are unaware of any pending or threatened litigation against us or our directors that would result in any liability for which our directors would seek indemnification or similar protection at this time.

Such indemnification provisions are intended to increase the protection provided directors and, thus, increase our ability to attract and retain qualified persons to serve as directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table presents information regarding the beneficial ownership of our common stock by each person known to us to own beneficially more than 5% of our outstanding shares of common stock as of April 21, 2010. The title of the class of shares for all owners is $0.0001 par value common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Beneficially Owned [(1)]
T. Michael Ansley 27680 Franklin Road Southfield, Michigan 48304	11,163,500[(2)]	59.08%
Thomas D. Ansley 5585 Old 70 Rd. Springfield, OH 45502	1,356,500[(3)]	7.19%

(1) The percentages shown are based on the 18,876,000 shares of our common stock outstanding as of April 21, 2010, plus the number of shares that the named person or group has the right to acquire within 60 days of April 21, 2010. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares that the person or group has the right to acquire within 60 days after April 21, 2010 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(2) This information is based on a Schedule 13G filed by T. Michael Ansley on February 11, 2010, and subsequently confirmed by the Board. The Schedule 13G discloses that T. Michael Ansley has sole voting and dispositive power for these shares. This information includes 11,143,500 shares currently owned directly by Mr. Ansley and warrants exercisable within 60 days of the date of this proxy statement to purchase 20,000 shares at an exercise price of $2.50 per share.

(3) This information is based on a Schedule 13G filed by Thomas D. Ansley on February 11, 2010. The Schedule 13G discloses that Thomas D. Ansley has sole voting and dispositive power for these shares.

The following table presents information regarding the beneficial ownership of our common stock, as of April 21, 2010, by each of our directors, each nominee for election as a director, our executive officers named in the Summary Compensation Table, and all of our directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Beneficially Owned[1]
T. Michael Ansley°	11,163,500[2]	59.08%
Gregory J. Stevens°	239,979[3]	1.27%
Jay A. Dusenberry°	20,000[4]	*
David Ligotti°	220,000[5]	1.16%
Bill McClintock†	100	*
Joseph M. Nowicki†	0	*
Jason T. Curtis	900,000	4.77%
David G. Burke°	20,000[6]	*
All Officers and Directors As a Group (6 persons)	12,563,579	66.23%

* Less than one percent

° Existing member of Board of Directors and Nominee for reelection

† Director nominee

(1) The percentages shown are based on the 18,876,000 shares of our common stock outstanding as of April 21, 2010, plus the number of shares that the named person or group has the right to acquire within 60 days of April 21, 2010. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares that the person or group has the right to acquire within 60 days after April 21, 2010 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(2) This information includes 11,143,500 shares currently owned directly by Mr. Ansley and warrants exercisable within 60 days of the date of this proxy statement to purchase 20,000 shares at an exercise price of $2.50 per share.

(3) Includes 219,979 shares currently owned directly by Mr. Stevens and warrants exercisable within 60 days of the date of this proxy statement to purchase 20,000 shares at an exercise price of $2.50 per share. Includes shares owned by the Gregory J. Stevens Trust, of which Mr. Stevens is the sole trustee and beneficiary.

(4) Includes 6,000 shares currently owned directly by Mr. Dusenberry and warrants exercisable within 60 days of the date of this proxy statement to purchase 14,000 shares at an exercise price of $2.50 per share.

(5) Includes 200,000 shares currently owned directly by Mr. Ligotti and warrants exercisable within 60 days of the date of this proxy statement to purchase 20,000 shares at an exercise price of $2.50 per share.

(6) Mr. Burke's shares consist of warrants exercisable within 60 days of the date of this proxy statement to purchase 20,000 shares at an exercise price of $2.50 per share.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Transactions

Loans from Related Parties

David Liggoti and Gregory J. Stevens, members of the board of directors of the Company, each made a loan to the Company in November, 2008 in the amount of $95,000. Each loan was evidenced by a promissory note that earned interest at 5.26% per annum and was for a term of one year. Each also held a warrant, acquired in November 2006 through a private placement, to purchase 100,000 shares of common stock of the Company at $1.00 per share. In November of 2009, Mr. Ligotti and Mr. Stevens each elected to surrender their promissory note as currency for the exercise price of the warrant. Thus, Mr. Ligotti and Mr. Stevens each acquired 100,000 shares of common stock of the company at the exercise price of $1.00 per share in exchange for forgiveness of $100,000 in debt owned to him by the Company. Apart from the conversion, the Company made no payment of principal or interest in connection with the note. We believe these transactions were made on terms at least as favorable to the Company as could have been obtained from an unrelated third party.

T. Michael Ansley is the President and Chief Executive Officer of the Company, Chairman of the Board of Directors, and a principal shareholder of the Company. In January 2008, Mr. Ansley made a loan to the Company in the amount of $100,000. The term of the loan is three years and the loan earns interest at the rate of 3.20% per annum. On January 1, 2009, the balance of the loan was $103,200. During fiscal year 2009, we made principal payments totaling $50,775.57 and interest payments totaling $2,562.03. The outstanding loan balance was $35,135.44 as of April 7, 2010. We believe this loan was made on terms at least as favorable to the Company as could be obtained from an unrelated third party.

Accounting Services

David Ligotti is a member of our Board of Directors and the owner and operator of Oakwood Business Services, LLC, a provider of accounting and consulting services. Oakwood Business Services, LLC provides accounting and business services to the Company under contract and we pay Oakwood approximately $7,200 per month for such services. Oakwood has provided these services since our inception. We believe this relationship is on terms at least as favorable to the Company as could be obtained from an unrelated third party.

Purchase of Affiliated Restaurants

On February 1, 2010, the Company, through its wholly-owned subsidiary AMC Wings, Inc. ("Wings"), acquired nine affiliated Buffalo Wild Wings restaurants (the "Affiliated Restaurants") for a total purchase price of $3,134,790 by exercising the option to purchase described below. The table below details the name, location, identity of the sellers and purchase price of each of the Affiliated Restaurants. The purchase of each of the Affiliated Restaurants was accomplished pursuant to an Amended and Restated Stock Purchase Agreement or a Membership Interest Purchase Agreement, as applicable (the "Purchase Agreements"). Each of the Purchase Agreements is dated February 1, 2010. Conformed copies of the Purchase Agreements are attached as Exhibit 2.01 to our Form 8-K filed with the Securities and Exchange Commission on February 5, 2010.

Prior to this acquisition, the Company managed and operated each of the Affiliated Restaurants through its wholly-owned subsidiary, AMC Group, Inc. In August of 2008, the Company obtained the option to purchase 100% of the outstanding equity interests of the holding companies of each of the Affiliated Restaurants. Under the terms of the Purchase Agreements, the purchase price for each of the Affiliated Restaurants was determined by multiplying each company's average annual earnings before interest, taxes, depreciation and amortization ("EBITDA"), for the previous three (3) fiscal years (2007, 2008 and 2009) by two, and subtracting the long-term debt of such company. Two of the Affiliated Restaurants did not have a positive purchase price under the above formula. As a result, the purchase price for those entities was set at $1.00 per membership interest percentage. The Company's option to acquire the Affiliated Restaurants was set to expire on August 31, 2010.

Each of the Affiliated Restaurants was owned by the related persons identified adjacent to such restaurant's name in the table below. These persons have the following relationships with the Company:

- T. Michael Ansley is the Chairman of the Board of Directors, President and CEO and a principal shareholder of the Company;
- Thomas D. Ansley is the father of T. Michael Ansley and a principal shareholder of the Company;
- Mark C. Ansley is the brother of T. Michael Ansley;
- Steven A. Menker is a principal shareholder of the Company;
- Jason T. Curtis is the Chief Operations Officer and a principal shareholder of the Company; and
- Michael R. Lichocki is an area manager for, and a shareholder of, the Company.

The acquisition of the Affiliated Restaurants was approved by resolution of the disinterested directors of the Company, who determined that the acquisition terms were at least as favorable as those that could be obtained through arms-length negotiations with an unrelated party.

The Company has paid the purchase price for each of the Affiliated Restaurants to each selling shareholder by issuing an unsecured promissory note for the pro rata value of the equity interest in the Affiliated Restaurants. The promissory notes bear interest at 6% per year, mature on February 1, 2016, and are payable in quarterly installments, with principal and interest fully amortized over six years.

Holding Company Name and Restaurant Location	Selling Equityholders	Purchase Price
TMA Enterprises of Novi, Inc. Buffalo Wild Wings Grill & Bar 44375 Twelve Mile Rd. Novi, MI 48377	T. Michael Ansley Thomas D. Ansley Steven A. Menker	$613,366
TMA Enterprises of Ferndale, LLC Buffalo Wild Wings Grill & Bar 280 W. Nine Mile Road Ferndale, Michigan 48220	T Michael Ansley Thomas D. Ansley Steven A. Menker Jason T. Curtis	$658,663
Flyer Enterprises, Inc. Buffalo Wild Wings Grill & Bar 44671 Mound Road Sterling Heights, MI 48314	T. Michael Ansley Thomas D. Ansley Steven A. Menker	$541,167
Bearcat Enterprises, Inc. Buffalo Wild Wings Grill & Bar 15745 15 Mile Rd. Clinton Township, MI 48035	T. Michael Ansley Jason T. Curtis Steven A. Menker	$381,182
Anker, Inc. Buffalo Wild Wings Grill & Bar 3190 Silver Lake Rd. Fenton, MI 48430	T. Michael Ansley Thomas D. Ansley Steven A. Menker	$292,961
AMC Warren, LLC Buffalo Wild Wings Grill & Bar 29287 Mound Rd. Warren, MI 48092	T. Michael Ansley Steven A. Menker Jason T. Curtis Michael R. Lichocki	$549,225
MCA Enterprises Brandon, Inc. Buffalo Wild Wings Grill & Bar 2055 Badlands Drive Brandon, FL 33511	T Michael Ansley Thomas D. Ansley Mark C. Ansley Steven A. Menker Jason T. Curtis	$98,025
Buckeye Group, LLC Buffalo Wild Wings Grill & Bar 13416 Boyette Rd. Riverview, FL 33569	T Michael Ansley Thomas D. Ansley Mark C. Ansley Steven A. Menker Jason T. Curtis	$100
Buckeye Group II, LLC 4067 Clark Rd. Sarasota, FL 34233	T Michael Ansley Thomas D. Ansley Mark C. Ansley Steven A. Menker Jason T. Curtis	$100
	Total Purchase Price	**$3,134,790**

Management Services Agreement with Affiliated Restaurants

Throughout Fiscal Year 2009 and prior to the acquisition of the Affiliated Restaurants on February 1, 2010 (as described immediately above), we provided management and consulting services to the nine Affiliated Restaurants through a Management Services Agreement (the "Services Agreement") between AMC Group, Inc., our wholly-owned subsidiary, and Stallion, LLC, a cooperative management company operating on behalf of the Affiliated Restaurants. The Service Agreement called for AMC Group, Inc. to collect from Stallion, LLC a service fee up to 8.00% of the gross revenue of each restaurant under management. Stallion, LLC is owned by T. Michael Ansley (51%), Jason T. Curtis (24.5%) and Steven Menker (24.5%). Management Fees paid by Stallion, LLC to the Company in fiscal year 2009 totaled approximately $1.7 million. T. Michael Ansley is the Chairman of the Board of Directors, President and CEO and a principal shareholder of the Company. Jason T. Curtis is the Chief Operations Officer and a principal shareholder of the Company. Steven A. Menker is a principal shareholder of the Company. The Services Agreement expired on February 1, 2010, upon acquisition of the Affiliated Restaurants. We believe the Services Agreement was on terms at least as favorable to the Company as could be obtained from an unrelated third party.

Lease of Restaurant Location from Related Party

The Company leases the location for its Berkley Bagger Dave's Restaurant from TM Apple Company, LLC. TM Apple Company, LLC is owned 51% by T. Michael Ansley, and 39% by Steve Menker and 10% by Jason T. Curtis. Mr. Curtis is the Chief Operating Officer of the Company. The lease commenced on January 13, 2008 and it runs for a term of fifteen years, with renewal options for 3 additional five year terms. T. Michael Ansley is the Chairman of the Board of Directors, President and CEO and a principal shareholder of the Company. Jason T. Curtis is the Chief Operations Officer and a principal shareholder of the Company. Steven A. Menker is a principal shareholder of the Company. The rental rate under the lease is $6,306 per month and total rent payments for fiscal year 2009 were $75,672. We believe this lease is on terms at least as favorable to the Company as could be obtained from an unrelated third party.

Procedure for Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of the Board of Directors is responsible for evaluating the appropriateness of all related-party transactions.

The Audit Committee has adopted written policies and procedures for the Committee to review and approve or ratify related-party transactions with the Company. These transactions include transactions that must be disclosed under the SEC rules in filings with the SEC.

Transactions that are deemed immaterial under SEC disclosure requirements are excluded from the review process.

Criteria for Audit Committee approval or ratification of related-party transactions include:

(a) whether the transactions are on terms no less favorable to the Company than terms generally available from an unrelated third party;

(b) the extent of the related-party's interest in the transaction;

(c) whether the transaction would interfere with the performance of the officer's or director's duties to the Company;

(d) in the case of a transaction involving a non-employee director, whether the transaction would disqualify the director from being deemed independent under the NASDAQ Stock Market listing requirements; and

(e) such other factors that the Audit Committee deems appropriate under the circumstances.

Director Independence

As the Company is quoted on the OTCBB and not one of the national securities exchanges, it is not subject to any director independence requirements. However, we have adopted the NASDAQ Stock Market's standards for determining the independence of directors. Under these standards, an independent director means a person other than an executive officer or one of our employees or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the following persons shall not be considered independent:

- a director who is, or at any time during the past three years was, employed by us;
- a director who accepted or who has a family member who accepted any compensation from us in excess of $100,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:
- compensation for service on the Board of Directors or any committee thereof;
- compensation paid to a family member who is one of our employees (other than an executive officer); or

- under a tax-qualified retirement plan, or non-discretionary compensation;
- a director who is a family member of an individual who is, or at any time during the past three years was, employed by us as an executive officer;
- a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:
  - payments arising solely from investments in our securities; or
  - payments under non-discretionary charitable contribution matching programs;
- a director who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of our executive officers served on the compensation committee of such other entity; or
- a director who is, or has a family member who is, a current partner of our outside auditor, or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years.

For purposes of the NASDAQ Stock Market's independence standards, the term "family member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

The Board of Directors has assessed the independence of each non-employee director and director nominee under the NASDAQ Stock Market's independence standards set forth above, and believes that Messrs. Gregory J. Stevens, Jay Alan Dusenberry, Joseph M. Nowicki and Bill McClintock qualify as independent directors. In making this determination, our Board of Directors has concluded that none of the independent directors has a relationship that in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The other directors would not qualify as independent due to their affiliation with the Company and due to their receipt of certain fees or compensation from the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees to Independent Registered Public Account Firm for Fiscal Years 2008 and 2009

The following table shows the fees for audit and other professional services provided to us by Rehmann in the Fiscal Year ended December 31, 2008 and Silberstein Ungar in the Fiscal Year ended December 27, 2009.

Services	2008	2009
Audit Fees (1)	$ 42,000	$ 98,625
Audit-Related Fees (2)	$ 22,900	$ 0
Tax Fees (3)	$ 500	$ 0
All Other Fees (4)	$ 5,260	$ 0
Total audit and non-audit fees	$ 70,660	$ 98,625

(1) "Audit Fees" includes the aggregate fees billed for professional services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly reports on Form 10-Q, and audit fees related to our acquisition of the Affiliated Restaurants.

(2) "Audit-Related Fees" consist of fees billed for professional services rendered related to the performance of the audit review that are not otherwise reported under Audit Fees.

(3) "Tax Fees" consist of fees billed for professional services rendered for services rendered in connection with tax compliance, tax advice and tax planning.

(4) "All Other Fees" consist of fees billed for professional services rendered that are not otherwise reported above.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Company's Audit Committee pre-approves all audit and non-audit services provided by the independent auditors prior to the engagement of the independent auditors with respect to such services. The Company's independent auditors may be engaged to provide non-audit services only after the appointed auditor has first considered the proposed engagement and has determined in each instance that the proposed services are not prohibited by applicable regulations and the auditors' independence will not be materially impaired as a result of having provided these services. In making this determination, the Audit Committee takes into consideration whether a reasonable investor, knowing all relevant facts and circumstances would conclude that the auditor's exercise of objective and impartial judgment on all issues encompassed within the auditors' engagement would be materially impaired. All services provided by the Company's independent auditors in 2008 and 2009 were pre-approved by the Audit Committee or its chairman in accordance with the Company's policy.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(b) Exhibits:

Index to Exhibits

EXHIBIT NO.	EXHIBIT DESCRIPTION
31.1	Certification of the Company's Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the year ended December 27, 2009.
31.2	Certification of the Company's Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the year ended December 27, 2009.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2010

DIVERSIFIED RESTAURANT HOLDINGS, INC.

By: /s/ T. Michael Ansley

T. Michael Ansley

President, Chief Executive Officer, Director and Chairman of the Board

diversified restaurant holdings
annual report 2009

leadership

CORPORATE OFFICERS

T. Michael Ansley
President, CEO and
Chairman of the Board of Directors

David G. Burke
Treasurer and Chief Financial Officer

Jason Curtis
Chief Operating Officer

Shannon Kubenez
Director of Marketing

Kristine Werda
Director of Human Resources

BOARD OF DIRECTORS

T. Michael Ansley[1]
Chairman of the Board of Directors
President and CEO
Diversified Restaurant Holdings, Inc.

David G. Burke[1]
Treasurer and Chief Financial Officer
Diversified Restaurant Holdings, Inc.

Jay Alan Dusenberry[2*]
Secretary
Diversified Restaurant Holdings, Inc.
Vice President of Operations
Cold Heading Company

David Ligotti[3]
Owner, Oakwood Business Services, LLC

Gregory J. Stevens[1,2,3]
Strategic Engineer and Partner
Cold Heading Company

[1] Nominating/Governance Committee
[2] Audit Committee
[3] Compensation Committee
* Committee Chairman

shareholder's information

CORPORATE HEADQUARTERS
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, Michigan 48034
248.223.9160
www.diversifiedrestaurantholdings.com

ANNUAL MEETING
Diversified Restaurant Holdings' Annual Meeting of Shareholders will be held at 10:00 a.m. on June 3, 2010 at:

Detroit Marriott Troy
200 W. Big Beaver Road
Troy, Michigan 48084

TRANSFER AGENT
For services such as change of address, replacement of lost certificates and changes in registered ownership, or for inquiries as to your account, contact:

Fidelity Transfer Company
8915 South 700 East, Suite 102
Sandy, Utah 84070
801.562.1300
info@fidelitytransfer.com
www.fidelitytransfer.com

INVESTOR RELATIONS
Investors, stockbrokers, security analysts and others seeking information about Diversified Restaurant Holdings should contact:

Deborah K. Pawlowski, Kei Advisors LLC
716.843.3908 / dpawlowski@keiadvisors.com

ATTORNEYS
Dickinson Wright PLLC
Ann Arbor, Michigan

INDEPENDENT AUDITORS
Silberstein Ungar, PLLC
Bingham Farms, Michigan

STOCK INFORMATION
Diversified Restaurant Holdings' stock is quoted on the OTC Bulletin Board under the symbol DFRH.


DRH
diversifiedrestaurantholdingsinc.

Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034
(248) 223-9160

www.diversifiedrestaurantholdings.com

OTCBB: DFRH